U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM 40-F
            |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           |X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001       Commission File Number 1-14636
--------------------------------------------------------------------------------

                            Abitibi-Consolidated Inc.
             (Exact name of Registrant as specified in its charter)

          Canada                          2621                   92-0171273
    (Province or other             (Primary Standard          (I.R.S. Employer
      jurisdiction of           Industrial Classification    Identification No.)
incorporation or organization)        Code Number)

                         1155 Metcalfe Street, Suite 800
                        Montreal, Quebec, Canada H3B 5H2
                                 (514) 875-2160
   (Address and telephone number of Registrant's principal executive offices)

                              CT Corporation System
                   111 Eighth Avenue, New York, New York 10011
                                 (212) 894-8400
                     (Name, address (including zip code) and
                    telephone number (including area code) of
                     agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
Common Shares, without nominal or      New York Stock Exchange and The Toronto
par value                              Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

For annual reports, indicate by check mark the information filed with this Form:

|X| Annual information form       |X| Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 440,156,445 Common Shares Outstanding as at December 31, 2001

    Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                               Yes |_|   No |X|

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                               Yes |X|   No |_|

Documents included in this Form:

No.               Document

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2001

2. Consolidated Audited Financial Statements of the Registrant as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, including a reconciliation to United States generally accepted accounting principles

3.    Management's Discussion and Analysis of the Registrant

                          [ABITIBI CONSOLIDATED LOGO]
                        1155 Metcalfe Street, Suite 800
                               Montreal, Quebec
                                    H3B 5H2







                        ANNUAL INFORMATION FORM FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 2001









                                 APRIL 30, 2002

                      DOCUMENTS INCORPORATED BY REFERENCE

Certain pages specifically identified of the 2001 Annual Report of Abitibi-Consolidated Inc., including the audited consolidated financial statements and the notes thereto for the fiscal year ended December 31, 2001 and the report of the auditors thereon dated January 22, 2002 (the "2001 Annual Report"), and certain pages specifically identified of the Management Proxy Circular dated February 26, 2002 in connection with the April 30, 2002 annual meeting of the shareholders of Abitibi-Consolidated Inc. (the "2001 Proxy Circular"), filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are specifically incorporated by reference into and form an integral part of this Annual Information Form.

                               GLOSSARY OF TERMS

Unqless otherwise noted or the context otherwise indicates, references to the "Company" are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

A Glossary of Terms is included on pages 86 and 87 of the Company's 2001 Annual Report and is incorporated herein by reference.

--------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and under the heading "MANAGEMENT DISCUSSION AND ANALYSIS" on pages 30 to 43 of the
Company's 2001 Annual Report and in other sections of such 2001 Annual
Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the
Company's belief, intentions and expectations about developments, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which affect the Company's operations, including but not limited to:
the impact of general economic conditions in the United States and Canada and in countries in which the Company currently does business; impact of new duties imposed on lumber exported to the United States; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in the availability or costs of raw materials or electrical power; changes in existing forestry regulations or changes in how they are administered which could result in the loss of certain contractual or other rights or permits which are material to the Company's businesses; increased competition; lack of availability of qualified personnel or management; the outcome of certain litigation; labour unrest; fluctuation in foreign exchange or interest rates; stock market volatility; obtaining required approvals of regulatory authorities; opportunities available to or pursued by the Company; ability to successfully integrate companies or businesses acquired and other factors, many of which are beyond the control of the Company. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
--------------------------------------------------------------------------------


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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS
DOCUMENTS INCORPORATED BY REFERENCE............................................2
GLOSSARY OF TERMS..............................................................2
ITEM 1: DATE OF ANNUAL INFORMATION FORM........................................4
ITEM 2: CORPORATE STRUCTURE....................................................4
   Formation of Issuer.........................................................4
   Subsidiaries................................................................4
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS....................................5
   Pan Asia Joint Venture......................................................5
   U.S. Debt Financing.........................................................5
   Operational Improvements....................................................5
   Texas Mills Modernization Program...........................................5
   Other Strategic Initiatives 1999-2001.......................................5
      Capital Expenditure Policy...............................................6
      High-Cost Capacity Rationalization/Conversion
         and Cost Reduction Programs...........................................6
      Acquisition of Donohue...................................................6
      Major Developments at Donohue............................................6
      Sale of Chandler Mill....................................................6
      Launch of Equal Offset(TM)...............................................6
      Sale of the Wayagamack Mill..............................................7
      Port-Alfred Mill.........................................................7
      ISO Certification of Forest Management Systems...........................7
   Other Business Event........................................................7
      Sale of Common Shares by Stone Container Corporation.....................7
ITEM 4: DESCRIPTION OF THE BUSINESS............................................7
   Paper and Lumber Sales Distribution.........................................8
   Principal Production Facilities.............................................8
   Competition.................................................................8
   Effects of Environmental Regulation on Capital Expenditures.................8
   Human Resources.............................................................8
   Fibre Supply................................................................8
   Energy Supply...............................................................9
   Foreign Exchange............................................................9
   Litigation..................................................................9
      United States Customs Investigation Related to
          Softwood Lumber Products.............................................9
      Softwood Lumber Dispute.................................................10
ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION...........................10
   Annual Financial Information for the Previous Three Years..................10
      Dividend Restrictions and Dividend Policy...............................10
ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS..................................10
ITEM 7: MARKET FOR SECURITIES.................................................10
ITEM 8: DIRECTORS AND OFFICERS................................................10
   Directors..................................................................11
   Officers...................................................................11
ITEM 9: ADDITIONAL INFORMATION................................................12
ITEM 10: SUBSEQUENT EVENTS....................................................12
      Softwood Lumber Dispute.................................................12

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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

                           ABITIBI-CONSOLIDATED INC.
                           ANNUAL INFORMATION FORM


ITEM 1: DATE OF ANNUAL INFORMATION FORM

This Annual Information Form is dated as of April 30, 2002. Except as otherwise indicated, the information contained in this Annual Information Form is stated as at December 31, 2001 and all dollar amounts are expressed in Canadian dollars.


ITEM 2: CORPORATE STRUCTURE

FORMATION OF ISSUER

The Company continued from the amalgamation of Abitibi-Price Inc. ("API") and Stone-Consolidated Corporation ("SCC") under the CANADA BUSINESS CORPORATIONS ACT, pursuant to a certificate and articles of amalgamation dated May 30, 1997 (the "Amalgamation").

API was incorporated under the laws of Canada on February 9, 1914. SCC continued from the amalgamation of Stone-Consolidated Corporation (the "Former SCC") and Rainy River Forest Products Inc. ("RR"), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc. ("Stone Canada"), a wholly-owned subsidiary of Stone Container Corporation (now a subsidiary of Smurfit-Stone Container Corporation) ("Smurfit-Stone")). Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

SUBSIDIARIES

The following lists the principal subsidiaries of the Company as at December 31, 2001, as well as their respective jurisdictions of incorporation. Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary is owned by the immediate parent company.

    Abitibi-Consolidated Inc.                                          Canada
         Abitibi-Consolidated Company of Canada(1)                     Quebec
              Donohue Industries Inc.(2)                               Delaware
              Abitibi Price Corporation(2)                             Delaware
                      Abitibi Consolidated Sales Corporation(3)        Delaware
                             Abitibi-Price Alabama Corporation(4)      Alabama
              Donohue Malbaie Inc(5)                                   Quebec
              Bridgewater Paper Co. Limited                            England
                       Bridgewater Paper Leasing Limited               England
                       Cheshire Recycling Limited                      England

------------------------

(1) Abitibi-Consolidated Company of Canada is a direct and indirect wholly-owned subsidiary of Abitibi-Consolidated Inc., which holds most of the canadian operating assets of the Company as well as a 50% interest in Pan Asia Paper Co. Ltd, which in turn owns four mills producing mainly newsprint located in South Korea, China and Thailand.

(2) Donohue Industries Inc. and Abitibi Price Corporation are indirect wholly-owned subsidiaries of Abitibi-Consolidated Company of Canada.

(3) Abitibi-Consolidated Sales Corporation holds a 50% ownership interest in a newsprint joint venture in Augusta, Georgia.

(4) Abitibi-Price Alabama Corporation holds a 50% ownership interest in a newsprint joint venture in Alabama.

(5) Abitibi-Consolidated Company of Canada holds a 51% interest in Donohue Malbaie Inc., which owns one of the paper machines of the Clermont newsprint mill located in Quebec.


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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a global leader in the manufacture and marketing of newsprint and value-added uncoated groundwood paper with, as of December 31, 2001, an annual paper marketing capacity of 6 million metric tonnes of newsprint, and two million metric tonnes of value-added paper. In addition, the Company is a leading lumber producer in North America with, as of December 31, 2001, an annual aggregate capacity of 2.2 billion board feet, and the Company currently markets 450,000 metric tonnes per year of high quality, low cost softwood kraft pulp.

The Company has ownership interests in 27 paper mills in Canada, the United States, the United Kingdom, South Korea, China and Thailand and in 22 sawmills and three remanufacturing facilities as well as one market pulp mill located in Canada.

PAN ASIA JOINT VENTURE

In August 2001, the Company increased its interest in Pan Asia Paper Co. Ltd from one-third to one-half under an agreement with Norske Skogindustrier ASA of Norway whereby they jointly acquired the one-third interest previously owned by Hansol Paper Co., Ltd. of South Korea for a total of US$350 million (the Company's share was US$175 million). Pan Asia is a joint venture that owns 100% of two newsprint mills in South Korea, 90% of a newsprint mill in Thailand and 56.1% of a newsprint mill in China. The four mills owned by Pan Asia have an aggregate annual capacity of approximately 1.425 million tonnes.

U.S. DEBT FINANCING

On December 11, 2001, Abitibi-Consolidated Company of Canada ("ACCC"), a direct and indirect wholly-owned subsidiary of the Company, issued in the United States an aggregate amount of US$300,000,000 of 6.95% Notes due December 15, 2006 (the "Notes"), unconditionally guaranteed as to payment by Abitibi-Consolidated Inc.

The Notes were issued under the US$600,000,000 shelf registration statement of ACCC and the Company (as guarantor) declared effective by the United States Securities and Exchange Commission on November 20, 2001.

The net proceeds from the offering were used to reduce outstanding indebtedness of the Company under existing bank credit facilities.

OPERATIONAL IMPROVEMENTS

Synergy cost savings from the Donohue acquisition reached an annualized run rate of $294 million in the fourth quarter of 2001, surpassing the $250 million target set by the Company after the acquisition of Donohue Inc., whose name was subsequently changed to Abitibi-Consolidated Holding 1 Inc. ("Donohue").

TEXAS MILLS MODERNIZATION PROGRAM

In August 2001, the Company completed the modernization program relating to the Sheldon and Lufkin mills in Texas. This program put into place by Donohue prior to its acquisition by the Company was targeted at lowering costs, ensuring compliance with all applicable environmental standards, increasing recycled fibre content and value-added paper production capacity.

The new Supercalendered paper machine at the Lufkin, Texas mill began operation in August 2001. The start-up curve is on schedule and the machine is currently producing ABIBRITE (Mando) and ABICAL (SNC) grades.

OTHER STRATEGIC INITIATIVES 1999-2001

During the past three years, the Company completed a number of other initiatives to strengthen its operations' overall competitive position:


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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

     CAPITAL EXPENDITURE POLICY
In 1999, the Company adopted a disciplined capital expenditure program to limit capital expenditures on existing assets at or below its depreciation and goodwill amortization levels. Following the acquisition of Donohue, the Company's objective in 2001 was to limit capital expenditures to 50% of depreciation and amortization, or approximately $300 million, excluding the remaining commitments to upgrade the Sheldon and Lufkin mills located in Texas and the Company's share of Pan Asia capital expenditures.

     HIGH-COST CAPACITY RATIONALIZATION/CONVERSION AND COST REDUCTION PROGRAMS In 2000, the Company successfully completed the 10% workforce cost reduction program implemented in 1999. The workforce reductions occurred by way of severances and early retirements.

In the second quarter of 2001, the Company completed the capacity reduction program of its high-cost newsprint through the shutdown of approximately 130,000 tonnes at its West Tacoma mill in December 2000 and 180,000 tonnes of shutdown and conversion to value-added paper at its Kenora mill in June 2001, as well as the conversion of approximately 45,000 tonnes of newsprint capacity to value-added groundwood paper capacity at other mills. These reductions are in addition to the reduction, in 1999, of the Company's high-cost newsprint production capacity by approximately 353,000 tonnes through the closure of the Chandler mill and the shutdown of high-cost machines at its Iroquois Falls and West Tacoma mills.

    ACQUISITION OF DONOHUE
On February 11, 2000, the Company made an offer to purchase all of the issued and outstanding shares of Donohue, a major integrated paper and forest products company engaged in the manufacture and sale of newsprint, market pulp and wood products. On April 18, 2000, the Company acquired approximately 95% of the shares of Donohue pursuant to the offer, at a price of $12.00 plus
1.8462 common shares of the Company for each Donohue share. On June 22, 2000, the Company acquired, pursuant to the provisions of Section 51 of the COMPANIES ACT (Quebec), all Donohue shares held by holders who had not accepted the Company's offer on the same terms and conditions under which Donohue shares were acquired by the Company in the offer, thus becoming the sole shareholder of Donohue.

For accounting purposes, the total consideration for the acquisition was valued at $7.1 billion and included approximately $1.6 billion in cash and approximately 249.2 million common shares of the Company, as well as the assumption of $1.4 billion of debt. The financing required to consummate the acquisition of Donohue was initially obtained pursuant to a credit agreement with a syndicate of lenders (the "Bridge Facility"). On July 13, 2000, the Company issued an aggregate of US$450,000,000 of 8.30% notes due 2005, US$500,000,000 of 8.55% notes due 2010 and US$450,000,000 of 8.85% debentures due 2030 in the United States. The borrowings incurred under the Bridge Facility were repaid from the net proceeds of such offering.

    MAJOR DEVELOPMENTS AT DONOHUE
Major events that have influenced the general business development of Donohue over the three years, preceeding its acquisition by the Company, include:

o The acquisition on August 4, 1999 of the remaining 50.1% of the outstanding shares of Finlay Forest Industries Inc., a joint venture operating a newsprint and specialties mill and two sawmills in Mackenzie, British Columbia, for $80 million. The Mackenzie mill currently has a total capacity of 189,000 tonnes (185,000 tonnes of newsprint and 4,000 tonnes of valued-added paper); and

o The sale on December 3, 1999 by Donohue of its 50% interest in the joint venture Donohue Matane Inc.

         SALE OF CHANDLER MILL
On December 14, 2000, the Company sold its idled Chandler mill to a company formed by the Fonds de solidarite des travailleurs du Quebec (F.T.Q.) for an aggregate purchase price of $35 million.

         LAUNCH OF EQUAL OFFSET(TM)
The Company completed in 2000 of its $50 million project to convert one paper machine at the Beaupre mill from Alternative Offset(TM) to Equal Offset(TM). Equal Offset(TM) is a lower cost groundwood-based substitute to standard


=============================================================================  6
ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM
offsets of comparable quality. Alternative Offset(TM) capacity was transferred to other mills, ultimately eliminating newsprint capacity.

     SALE OF THE WAYAGAMACK MILL
On May 8, 2001, the Company sold to Kruger Wayagamack Inc., a majority-owned subsidiary of Kruger Inc., substantially all of the assets of the Wayagamack mill located in Trois-Rivieres, Quebec. Kruger Wayagamack Inc. has announced its intention to transform the mill over the next few years into a manufacturing facility for certain coated groundwood grades that are not currently part of the Company's core products.

     PORT-ALFRED MILL
On December 17, 2001, the Canadian Competition Bureau appointed Deloitte & Touche as its sales agent to attempt to find a buyer for the Port-Alfred newsprint mill. The Company had not been successful in divesting the Port-Alfred manufacturing facility. The appointment of Deloitte & Touche is an integral part of the previous agreement between the Company and the Competition Bureau. The Company supports efforts by Deloitte & Touche and focuses on protecting the interest of its shareholders by closely monitoring the sale process as well as the terms and conditions of any proposal received by the sales agent.

     ISO CERTIFICATION OF FOREST MANAGEMENT SYSTEMS
At the end of 2001, forest management systems covering 11.5 million hectares of woodland under the Company's care had been certified ISO 14001. The Company's goal for 2002 is to have all of the Company's 18 million hectares of its total managed landbase in Canada, associated with certified management systems. See pages 40 and 41 of the Company's 2001 Annual Report for more information.

OTHER BUSINESS EVENT

     SALE OF COMMON SHARES BY STONE CONTAINER CORPORATION
Following the amalgamation of API and SCC in May 1997, Stone Container Corporation (now a subsidiary of Smurfit Stone) and its wholly-owned subsidiary Stone Canada became the Company's largest shareholders (collectively, the "Selling Shareholders"), owning an aggregate of 48.8 million common shares of the Company (25.6% of the then outstanding common shares of the Company). On January 20, 1999, the Selling Shareholders sold
7.8 million common shares of the Company to a single institutional buyer, and on April 23, 1999, the Selling Shareholders sold their remaining shares in the share capital of the Company through a secondary offering.


ITEM 4: DESCRIPTION OF THE BUSINESS

The Company's principal operations produce and market newsprint and value-added groundwood papers. The Company's operations also include the manufacturing and marketing of lumber and kraft pulp.

These businesses are described in the "Management's Discussion and Analysis", on the following pages of the Company's 2001 Annual Report:

      Newsprint                                                  Page 34

      Value-Added Groundwood Papers and Market Pulp              Page 35

      Lumber                                                     Pages 37 and 38


The segmented results for these businesses are shown in the Company's Consolidated Financial Statements for the three years ended December 31, 2001, on page 49 of the Company's 2001 Annual Report.

The principal market for the Company's products is the United States, with the remainder marketed worldwide. See "Management's Discussion and Analysis" on page 50 for a break-down of sales of the Company's products by geographic areas.


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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

Following the acquisition of Donohue by the Company, former Donohue shareholders held, as a group, more than 55% of all outstanding shares of the Company and accordingly, the transaction was accounted for using the reverse takeover method of purchase accounting.

CONSISTENT WITH THE REVERSE TAKE-OVER METHOD OF PURCHASE ACCOUNTING, ALL FINANCIAL DATA CONTAINED IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FOR ANY PERIOD PRIOR TO APRIL 18, 2000 (THE DATE OF THE ACQUISITION OF DONOHUE BY THE COMPANY) REPRESENT THE RESULTS OF DONOHUE ONLY, THE RESULT OF OPERATIONS AND ASSETS OF THE COMPANY ARE INCLUDED ONLY FROM THAT DATE.

PAPER AND LUMBER SALES DISTRIBUTION

In North America, the Company distributes paper products primarily through its own sales force, directed from Montreal, Quebec, a customer service centre in White Plains, New York and sales offices in Chicago, Illinois, Dallas, Texas, and Scottsdale, Arizona. Internationally, the Company has sales offices in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors.

The Company distributes lumber products through its own sales force based in Montreal, Quebec and a sales office in Vancouver, British Columbia.

PRINCIPAL PRODUCTION FACILITIES

The location and capacity of each of the Company's paper manufacturing and sawmill operations are listed on pages 28 to 29 of the Company's 2001 Annual Report.

COMPETITION

Competition is present in all markets for the Company's products. The Company's main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, as well as the expiration of the agreement between the United States and Canada regarding the sale of softwood lumber exports to the United States, can also have an impact of the Company's competitive position. See "Management's Discussion and Analysis; Risk and Uncertainties" on pages 39 to 41 of the Company's 2001 Annual Report for a more detailed discussion of the foregoing.

EFFECTS OF ENVIRONMENTAL REGULATION ON CAPITAL EXPENDITURES

The financial and operational effects of environmental protection requirements on capital expenditures are described under the caption "Management's Discussion and Analysis; Environment " on page 40 of the Company's 2001 Annual Report.

HUMAN RESOURCES

As of December 31, 2001, the Company employed approximately 17,000 people as compared with the 18,000 employed at the end of 2000. The net decrease results from the on-going effects of the workforce cost reduction program completed in 2000 as well as mill and machine closure. Approximately 59% of the Company's employees are under labour contracts. The Company is preparing for the negotiation process at some of the Company's woodlands facilities. While the Company does not anticipate any labour disruptions, as with any negotiation, the possibility exists.


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ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

FIBRE SUPPLY

Virgin wood, virgin wood fibre and waste paper constitute a basic raw materials for the Company's newsprint, value-added groundwood papers, lumber and kraft pulp. Each of the Company's mill uses virgin wood fibre and/or recycled fibre in its paper production. The Company's Canadian mills obtain a majority of their virgin wood and virgin wood fibre requirements from rights to cut timber on public lands pursuant to agreements with the applicable provincial governments. The volume of timber allocated to the Company under these agreements varies depending on, among other things, changes in the requirements of the mill, availability of alternate fibre sources, the level of forest management activities carried out by the Company to maintain a sustainable wood fibre yield, and adjustments to the volume of timber allocated to the Company as provided for in the legislation of each jurisdiction from time to time. The Company's fibre resources are obtained mostly from harvesting rights on public lands in Quebec, Ontario, Newfoudland and British-Columbia. The Province of Quebec is currently reviewing changes to the applicable legislation that could have an impact on forest management practices in Quebec. Some reduction in harvesting rights allocation and increases in costs of forest management may occur as a result. See "Management's Discussion and Analysis; Risk and Uncertainties - Fibre Supply" on page 40 of the Company's 2001 Annual Report for additional information on the sources, pricing and availability of the Company's raw material requirements.

ENERGY SUPPLY

As is generally the case for paper manufacturers, electric power is one of the largest cost components for the Company. In 2001, the Company internally generated, from hydroelectric and cogeneration sources, approximately 21% of the electric power it used. The Company's ability to continue to internally generate hydroelectric power is conditional on the Company's ability to renew its rights to utilize and manage provincial waterways for the generation of electric power. The renewals of these rights are subject to provincial government discretion and certain conditions including the operation of the paper mills to which the electrical generating capacity relates. The Company burns biomass to create a significant proportion of its steam requirements. The Company's remaining energy needs are met through agreements with local electric utilities and oil, coal and natural gas suppliers on standard market terms. The major suppliers of the Company's external electric power needs include Hydro-Quebec and Ontario Power Generation.

FOREIGN EXCHANGE

The Company's foreign exchange risk and foreign exchange management policy are described in the "Management's Discussion and Analysis; Risk and Uncertainties -- Foreign Exchange", on page 41 of the Company's 2001 Annual Report.

LITIGATION

As at December 31, 2001, the Company had been named as a defendant in a number of lawsuits.

     UNITED STATES CUSTOMS INVESTIGATION RELATED TO SOFTWOOD LUMBER PRODUCTS On June 30, 1999, the Company and Produits Forestiers Petit Paris Inc. (one of the Company's joint venture sawmills for which the Company acts as the exclusive sales agent) were sent notices by the United States Customs Services ("Customs") stating that a civil Customs investigation had been initiated. Customs has alleged that the Company has fraudulently described certain softwood lumber imports into the United States as "truss components" and classified them accordingly, when in fact they were not. The Company denies the fraud allegations and is also disputing Customs' views on the underlying classification questions.

In February 2001, Customs issued a ruling that the lumber products at issue should be classified as softwood lumber and not as "truss components" as claimed by the Company. The Company has appealed this classification ruling into the U.S. courts. Because the proceedings are still at an early stage, it is not possible to predict the likelihood of success for the Company at this juncture.


============================================================================== 9
ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

In the fall of 1999, the U.S. Attorney's office, District of Maine, instituted a grand jury criminal investigation related to imports of angle cut lumber for "truss components" by Donohue Forest Products Inc. (now known as ACCC), now a subsidiary of the Company. Customs also has launched a civil investigation concerning this matter. Customs is holding this civil investigation in abeyance, pending the outcome of the U.S. Attorney's investigation. Both investigations claim that ACCC fraudulently classified regular softwood lumber as "truss components". ACCC denies these claims and has been cooperating with both investigations. These investigations still are pending, and it is not possible to predict their outcome at this stage.

     SOFTWOOD LUMBER DISPUTE
Following the expiration in March 2001 of the softwood lumber agreement between Canada and the United States and in response to complaints of U.S. based competitors, the United States Department of Commerce and the United States International Trade Commission rendered preliminary determinations contending that Canadian softwood lumber was subsidized and sold at less than fair value. Specifically, on August 17, 2001, the Department of Commerce preliminarily imposed countervailing duties on the Company's exports of softwood lumber to the United States at a rate of 19.31 percent AD VALOREM, retroactively to May 19, 2001.The Company has satisfied these duties by posting bonds. This bonding requirement was suspended temporarily as of December 14, 2001. On November 6, 2001, the Department of Commerce preliminarily imposed additional antidumping duties on these exports at a rate of 13.64 percent, which the Company also is satisfying by posting bonds.


ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL FINANCIAL INFORMATION FOR THE PREVIOUS THREE YEARS

Selected financial information for the Company's last three years is included in "Historical Review", on pages 72 to 75 of the Company's 2001 Annual Report.

This information should be read in conjunction with the Company's
"Management's Discussion and Analysis" and audited consolidated financial statements for the three years ended December 31, 2001, on pages 46 to 71 in the Company's 2001 Annual Report.

     DIVIDEND RESTRICTIONS AND DIVIDEND POLICY

Abitibi-Consolidated Inc. is not subject to restrictions on payment of dividends under loan agreements. Pursuant to the CANADIAN BUSINESS CORPORATIONS ACT, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares are declared by the Company on a quarterly basis and the amount may vary from quarter to quarter.


ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's "Management's Discussion and Analysis" is included on pages 30 to 43 of the Company's 2001 Annual Report.


ITEM 7: MARKET FOR SECURITIES

Information on the Company's market for securities is included on page 88 of the Company's 2001 Annual Report.


============================================================================= 10
ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

ITEM 8: DIRECTORS AND OFFICERS

DIRECTORS

The names of the directors of the Company, as well as their respective principal occupation and municipality of residence, are provided on pages 84 to 85 of the Company's 2001 Annual Report.

Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director's successor. See "Election of Directors" on page 4 of the Company's 2001 Proxy Circular for information on the periods during which each director has served on the board of directors of the Company and the identity of the members of committees of the board of directors of the Company.

OFFICERS

The name, municipality of residence and offices of each executive officer of the Company as of December 31, 2001 are set forth below:

       ------------------------------------- -----------------------------------------------------
       NAME AND MUNICIPALITY OF RESIDENCE    OFFICES
       ------------------------------------- -----------------------------------------------------
       JOHN W. WEAVER                        President and Chief Executive Officer
       Montreal, Quebec
       ------------------------------------- -----------------------------------------------------
       LOUIS-MARIE BOUCHARD                  Senior Vice-President, Woodlands and Sawmills
       Quebec, Quebec
       ------------------------------------- -----------------------------------------------------
       ALAIN GRANDMONT                       Senior Vice-President, Value-Added Paper Operations
       Longueuil, Quebec
       ------------------------------------- -----------------------------------------------------
       DENIS JEAN                            Senior Vice-President, Northern Newsprint Operations
       Longueuil, Quebec
       ------------------------------------- -----------------------------------------------------
       COLIN KEELER                          Senior Vice-President, North American Sales
       Montreal, Quebec
       ------------------------------------- -----------------------------------------------------
       PAUL PLANET                           Senior Vice-President, International Sales
       London, England
       ------------------------------------- -----------------------------------------------------
       PIERRE ROUGEAU                        Senior Vice-President, Corporate Development and
       Montreal, Quebec                      Chief Financial Officer
       ------------------------------------- -----------------------------------------------------
       DAVID A. SCHIRMER, JR.                Senior Vice-President, Value-Added Paper Sales
       Darien, Connecticut
       ------------------------------------- -----------------------------------------------------
       THOR THORSTEINSON                     Senior Vice-President, Southern Newsprint Operations
       Montreal, Quebec
       ------------------------------------- -----------------------------------------------------
       BRUNO TREMBLAY                        Senior Vice-President, Technology Services
       Notre-Dame de l'Ile Perrot, Quebec
       ------------------------------------- -----------------------------------------------------
       JACQUES P. VACHON                     Senior Vice-President, Corporate Affairs and
       Montreal, Quebec                      Secretary
       ------------------------------------- -----------------------------------------------------
       ALLEN DEA                             Vice-President and Treasurer
       Longueuil, Quebec
       ------------------------------------- -----------------------------------------------------
       JOCELYN PEPIN                         Vice-President and Controller
       Longueuil, Quebec
       ------------------------------------- -----------------------------------------------------
       VIATEUR CAMIRE                        Vice-President, Human Resources
       Longueuil, Quebec
       ------------------------------------- -----------------------------------------------------


============================================================================= 11
ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

All executive officers have been employed by the Company, API or SCC for the past five years, with the following exceptions: Mr. Rougeau was Managing Director at UBS Bunting Warburg Inc. from March 1998 until September 2001, when he joined the Company. Prior to such time he was Managing Director of Scotia Capital Markets Inc.; and each of Mr. Bouchard, Mr. Jean and Mr. Camire were officers of Donohue prior to joining the Company in May 2000 following the acquisition of Donohue by the Company. Mr. Bouchard was Senior Vice-President, Woodlands and Sawmills, Mr. Jean was Executive Vice-President, Pulp & Paper and Mr. Camire was Vice-President, Human Resources. Mr. Pepin was Vice-President and Controller of Quebecor Inc. from February, 2001 until September, 2001, and also Corporate Controller at Donohue prior to its acquisition by the Company in May 2000.

As at December 31, 2001, directors and officers of the Company held a total of 298,373 of the Company's common shares, representing 0.067% of the Company's outstanding common shares. In addition, as at December 31, 2001, officers held 2,913,076 options to purchase common shares of the Company.


ITEM 9:  ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including Directors' and Officers' remuneration, their indebtedness to the Company, the principal holders of the Company's securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the Company's 2001 Proxy Circular. Additional financial information is provided in the Company's consolidated financial statements contained in its annual report for its most recently completed financial year.


ITEM 10: SUBSEQUENT EVENTS

The information set forth below is stated as at April 30, 2002.

     SOFTWOOD LUMBER DISPUTE

On April 2, 2002, the Department of Commerce published final determinations in both investigations. Commerce increased the margin of dumping (and thus bonding requirement) for the Company to 14.60 percent, and increased the countervailing duty rate to 19.34 percent. Commerce also reached final negative critical circumstances findings in both cases, eliminating the possibility of duty liability for exports prior to the dates of the preliminary determinations. If the United States International Trade Commission issues a final affirmative determination that Canadian imports of softwood lumber are injuring or threatening to injure the U.S. softwood lumber industry, the Company would have to post cash deposits at these rates for lumber exports to the United States beginning in mid-May 2002.

The Company and other parties to the investigations have appealed from Commerce's final determinations to binational panels pursuant to the North American Free Trade Agreement, which appeals could result in further changes to these rates. In addition, it must be noted that actual duty assessment rates, for both antidumping and countervailing duties on affected imports as from November 6, 2001 and August 17, 2001, respectively, will be determined in subsequent annual review proceedings before the Department of Commerce. The impact of such duties on the profitability of the Company's lumber operations will depend not only on the actual assessment rates, which cannot be predicted at this time, but also on the extent to which prices in the United States increase in response to the duties. The Company is also aware that discussions may resume between representatives of the Canadian and the United States governments with a view to resolve this trade dispute. The Company cannot predict the outcome of these discussions at this time.


============================================================================= 12
ABITIBI-CONSOLIDATED INC.
2001 ANNUAL INFORMATION FORM

AUDITORS' REPORT


To the Shareholders of Abitibi-Consolidated Inc.

We have audited the consolidated balance sheets of Abitibi-Consolidated Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

      As explained in note 1 to the consolidated financial statements, the comparative information that is included for the year ended December 31, 1999, are the consolidated statements of earnings, retained earnings and cash flows of Donohue Inc. Another firm of chartered accountants expressed an opinion without reservation in their report dated January 25, 2000, on these consolidated financial statements. We have examined the adjustments related to the retroactive adoption, with restatement of the Canadian Institute of Chartered Accountants recommendations for income taxes and employee future benefits, that were applied to restate the 1999 consolidated statements of earnings, retained earnings and cash flows and in our opinion, such adjustments are appropriate and have been properly applied.


(signed)
Chartered Accountants
January 22, 2002
Montreal, Quebec, Canada


Abitibi-Consolidated 2001            45

CONSOLIDATED STATEMENTS OF EARNINGS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)


                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
Net sales                                                            6,032        5,677         2,484
-----------------------------------------------------------------------------------------------------
Cost of products sold                                                4,208        3,994         1,822
Selling, general and administrative expenses                           173          168            66
Depreciation and amortization                                          667          511           224
-----------------------------------------------------------------------------------------------------
Operating profit                                                       984        1,004           372
Interest on long-term debt                                             472          379            94
Other expenses (income) (note 4)                                        17           21           (15)
-----------------------------------------------------------------------------------------------------
Earnings before the following items                                    495          604           293
Income tax expense (note 5)                                            143          191            57
Non-controlling interests                                               23           16            10
-----------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                                  329          397           226
Goodwill amortization                                                   40           30            10
-----------------------------------------------------------------------------------------------------
Net earnings                                                           289          367           216
=====================================================================================================
Earnings per share (note 6)
     Before goodwill amortization                                     0.75         1.03          0.90
     Net earnings                                                     0.66         0.96          0.86
=====================================================================================================
Weighted average number of common shares
     outstanding (in millions)                                         440          384           249
=====================================================================================================


CONSOLIDATED  STATEMENTS OF RETAINED  EARNINGS  (DEFICIT)
Year ended December 31
(in millions of Canadian dollars)

                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
Retained earnings (deficit), beginning of year                        (399)       1,053           896
Net earnings for the year                                              289          367           216
Redemption of stock options                                             --          (49)           --
Dividends declared                                                    (176)        (148)          (59)
Acquisition dividend (note 3)                                           --       (1,622)           --
-----------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                              (286)        (399)        1,053
=====================================================================================================

See accompanying notes to Consolidated Financial Statements.

                                     46                Abitibi-Consolidated 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31
(in millions of Canadian dollars, except per share amounts)

                                                                      2001         2000          1999
-----------------------------------------------------------------------------------------------------
                                                                         $            $             $
OPERATING ACTIVITIES
Net earnings                                                           289          367           216
Depreciation and amortization                                          707          541           234
Future income taxes                                                     53          116            10
Non-controlling interests                                               23           16            10
Other non-cash items                                                    15          (27)          (12)
-----------------------------------------------------------------------------------------------------
                                                                     1,087        1,013           458
Change in non-cash operating working capital
     components (note 7)                                               (50)         179           (83)
-----------------------------------------------------------------------------------------------------
Cash flows from operating activities                                 1,037        1,192           375
-----------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                           1,579        5,316           144
Repayment of long-term debt                                         (1,599)      (4,015)         (140)
Financing fees                                                          --          (43)           (1)
Acquisition dividend (note 3)                                           --       (1,622)           --
Dividends paid to shareholders                                        (176)        (104)          (59)
Dividends paid to non-controlling shareholders of subsidiary companies (22)         (20)           (9)
Redemption of stock options                                             --          (49)           --
Net proceeds on issuance of shares                                      --            3            10
Other                                                                   --            2           (17)
-----------------------------------------------------------------------------------------------------
Cash flows from financing activities                                  (218)        (532)          (72)
-----------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business acquisition, net of cash acquired (note 3)                   (286)         (41)          (82)
Additions to capital assets                                           (468)        (528)         (290)
Net proceeds of disposal of capital assets                              43           34            13
Other                                                                  (27)         (25)          (13)
-----------------------------------------------------------------------------------------------------
Cash flows from investing activities                                  (738)        (560)         (372)
-----------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the year                             81          100           (69)
Currency translation adjustment on cash                                  4           (1)           (3)
Cash and cash equivalents, beginning of year                           123           24            96
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year (note 7)                        208          123            24
=====================================================================================================
Cash flows from operating activities per share                        2.36         3.11          1.51
=====================================================================================================

See accompanying notes to Consolidated Financial Statements.

Abitibi-Consolidated 2001            47

CONSOLIDATED BALANCE SHEETS
As at December 31
(in millions of Canadian dollars)

                                                                      2001         2000
---------------------------------------------------------------------------------------
                                                                         $            $
ASSETS

CURRENT ASSETS
Cash and short-term investments                                        208          123
Accounts receivable                                                    506          681
Inventories (note 8)                                                   874          804
Prepaid expenses                                                        52           51
---------------------------------------------------------------------------------------
                                                                     1,640        1,659

Capital assets (note 9)                                              8,154        8,022
Deferred charges and other assets (note 10)                            493          237
Goodwill (note 1j and note 3)                                        1,420        1,337
---------------------------------------------------------------------------------------
                                                                    11,707       11,255
=======================================================================================
LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                             1,166        1,371
Long-term debt due within one year (note 11)                           249          327
---------------------------------------------------------------------------------------
                                                                     1,415        1,698

Long-term debt (note 11)                                             5,809        5,265
Employee future benefits (note 12)                                     209          262
Future income taxes (note 5)                                           940          875
Non-controlling interests                                               69           60

SHAREHOLDERS' EQUITY
Capital stock (note 6)                                               3,520        3,520
Contributed surplus                                                     14           14
Deficit                                                               (286)        (399)
Foreign currency translation adjustment                                 17          (40)
---------------------------------------------------------------------------------------
                                                                     3,265        3,095
---------------------------------------------------------------------------------------
                                                                    11,707       11,255
=======================================================================================

Contingent liabilities (note 14)
See accompanying notes to Consolidated Financial Statements.


Approved by the Board



(signed)                                   (signed)
JOHN W. WEAVER                             DAVID A. WARD, Q.C.
President and Chief Executive Officer      Chairman of the Audit Committee

                                     48                Abitibi-Consolidated 2001

CONSOLIDATED BUSINESS SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

                                                         Depreciation                        Additions        Sales
                                                   Net            and   Operating           to capital       volume
                                                 sales   amortization      profit   Assets      assets   (unaudited)
----------------------------------------------------------------------------------------------------------------------
                                                     $              $           $        $           $
2001
Newsprint                                        3,519            449         613    7,644         173        4,456(a)
Value-added groundwood papers and market pulp    1,921            166         359    3,172         251        2,052(a)
Lumber                                             592             52          12      891          44        1,704(b)
----------------------------------------------------------------------------------------------------------------------
                                                 6,032            667         984   11,707         468
======================================================================================================================
2000
Newsprint                                        3,438            338         618    7,261         148        4,667(a)
Value-added groundwood papers and market pulp    1,601            119         384    3,111         331        1,739(a)
Lumber                                             638             54           2      883          49        1,828(b)
----------------------------------------------------------------------------------------------------------------------
                                                 5,677            511       1,004   11,255         528
======================================================================================================================
1999
Newsprint                                        1,479            161         200    2,786         152        2,275(a)
Value-added groundwood papers and market pulp      413             23          77      290         105          614(a)
Lumber                                             592             40          95      638          33        1,476(b)
----------------------------------------------------------------------------------------------------------------------
                                                 2,484            224         372    3,714         290
======================================================================================================================

(a) in thousands of tonnes
(b) in millions of board feet

Abitibi-Consolidated 2001            49

CONSOLIDATED GEOGRAPHIC SEGMENTS
Year ended December 31
(in millions of Canadian dollars)

Net sales and capital assets and goodwill by geographic  manufacturing  location are as follows:

                                                                        Net   Capital assets
                                                                      sales     and goodwill
--------------------------------------------------------------------------------------------
                                                                          $                $
2001
Canada                                                                4,481            6,037
USA                                                                     948            2,202
Other countries                                                         603            1,335
--------------------------------------------------------------------------------------------
                                                                      6,032            9,574
============================================================================================
2000
Canada                                                                4,155            6,389
USA                                                                   1,034            2,084
Other countries                                                         488              886
--------------------------------------------------------------------------------------------
                                                                      5,677            9,359
============================================================================================
1999
Canada                                                                1,873            2,014
USA                                                                     611              808
--------------------------------------------------------------------------------------------
                                                                      2,484            2,822
============================================================================================

Net sales by ultimate destination are as follows:
                                                      2001             2000             1999
--------------------------------------------------------------------------------------------
                                                         $                $                $
Canada                                                 811              739              443
USA                                                  3,782            3,659            1,539
Other countries                                      1,439            1,279              502
--------------------------------------------------------------------------------------------
                                                     6,032            5,677            2,484
============================================================================================


                                     50                Abitibi-Consolidated 2001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements of Abitibi-Consolidated Inc. (the Company) are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (US GAAP) and are not intended to provide certain disclosures which would typically be found in US GAAP financial statements. These measurement differences are described in note 15 "Differences between Canadian and United States generally accepted accounting principles".

a) PRINCIPLES OF CONSOLIDATION
   Effective April 18,2000, the Company acquired all of the outstanding common shares of Donohue Inc. (Donohue). The business combination of the Company and Donohue has been accounted for using the reverse takeover method of purchase accounting. Donohue was deemed to be the acquirer and to have purchased the assets and liabilities of Abitibi-Consolidated Inc. because the shareholders of Donohue,as a group, became owners of more than 56% of the voting shares of the Company on a fully diluted basis following the business combination. The results of operations of Abitibi-Consolidated Inc. are included in the consolidated financial statements from April 18, 2000, the date of the business combination. For accounting purposes, the Company is considered to be a continuation of Donohue except with regard to the authorized and issued capital stock, which is that of the legal parent company, Abitibi-Consolidated Inc. The consolidated results of operations and cash flows for the year ended
   December 31, 1999, and for the period from January 1, 2000 to April 17,
   2000 are those of Donohue only.Consolidated pro forma results of operations and cash flows are presented in note 3 as supplementary information, as if the business combination had occurred on January 1, 2000.
        The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

b) BUSINESS OF THE COMPANY
   The Company operates an integrated business in forest products. Operations are located in Canada, the United States, the United Kingdom, South Korea, China, and in Thailand. The woodlands operations supply logs to sawmills and certain pulp and paper mills. Sawmills process logs to produce lumber and wood chips. The production and selling of wood products constitutes the "Lumber" segment. Chips are used in the production of newsprint, value-added groundwood papers and market pulp. The remaining fibre requirements for the production of newsprint and value-added groundwood papers comes mainly from the paper recycling facilities operated by the Company and from long-term supply agreements. The manufacturing and selling of newsprint and the collection of old papers constitute the "Newsprint" segment. Newsprint is used to print newspapers and advertising flyers therefore demand is determined by circulation and advertising. The manufacturing and selling of value-added groundwood papers and market pulp constitute the "Value-added groundwood papers and market pulp" segment. Value-added groundwood papers are used by commercial printers, converters, advertisers and publishers to produce advertising inserts, books, telephone directories, business forms, magazines and catalogues. Market pulp is used by paper producers to produce various grades of paper.
        Most of the Company's products are marketed globally with a significant concentration in the United States. The Company does not have any customers for which sales exceed 10% of total sales.
        The accounting policies,used in each of these business segments, are the same as those described in this summary of significant accounting policies.The head office costs are distributed to the different segments using an appropriate method and this distribution is accounted for at book value. Inter-segment transfers of wood chips, old papers and electricity are recorded at the exchange value, which is the amount agreed to by the parties.
        The business segments are managed separately because each segment requires different technology and marketing strategies. Business segment operating profits take into account net sales, cost of products sold, selling, general and administrative expenses, and depreciation and amortization for each business segment. Interest income, financial charges, other expenses, and income tax expense are not allocated to specific business segments.

Abitibi-Consolidated 2001            51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

c) USE OF ESTIMATES
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

d) REVENUE
   The Company recognizes revenue when goods are shipped and when significant risks and benefits of ownership are transferred. Distribution costs of $598 million (2000 -- $576 million, 1999 -- $263 million) have been charged against gross revenue in determining the net sales.

e) TRANSLATION OF FOREIGN CURRENCIES
   SELF-SUSTAINING FOREIGN OPERATIONS
   Assets and liabilities of self-sustaining foreign subsidiaries and joint ventures are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included in the foreign currency translation adjustment account in shareholders'equity. Revenues and expenses are translated at prevailing market rates in the recognition period.

   DOMESTIC AND INTEGRATED FOREIGN OPERATIONS
   Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are also translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses,except those related to long-term debt,are absorbed by operations in the year. Items affecting earnings are translated at prevailing market rates in the recognition period.

   US DOLLAR LONG-TERM DEBT
   The US dollar net assets of self-sustaining joint ventures and subsidiaries hedge a portion of the Company's US dollar debt. Exchange gains and losses on translation of that hedged US dollar debt are included in the foreign currency translation adjustment account in shareholders'equity. Any remaining US dollar debt is generally hedged by future US dollar net operating cash flows. Exchange gains or losses on US dollar debt hedged by future net operating cash flows are deferred and included in earnings in the period that the US dollar revenue is earned.
        Realized gains and losses on option and forward exchange rate contracts that hedge anticipated revenues are included in earnings when such revenue is earned.
        In 2001, the Canadian Institute of Chartered Accountants (CICA) issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. These new recommendations will be effective January 1, 2002 and must be adopted retroactively, with restatement. For the year ended December 31, 2001,the Company would have incurred an additional expense of $226 million (2000 -- expense of $76 million, 1999 -- revenue of $68 million),before income tax, as foreign exchange loss or gain on its long-term debt if this recommendation was applied to those years.

f) INVENTORIES
   Lumber, market pulp, newsprint and value-added groundwood paper inventories are valued at the lower of cost, determined on an average cost basis,and net realizable value.
        Logs, chips, other raw materials,and production and maintenance supply inventories are valued at the lower of cost, determined on an average cost basis, and replacement cost.

                                     52                Abitibi-Consolidated 2001

g) CAPITAL ASSETS AND DEPRECIATION
   Capital assets are recorded at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related capital assets.
        Depreciation is provided principally using the straight-line method at rates, which amortize the capital assets' cost over the productive lives of the assets as follows:

                                                                                       METHOD              RATE
---------------------------------------------------------------------------------------------------------------
Buildings, pulp and paper mill production equipment, and main logging roads     Straight-line           4% - 5%
---------------------------------------------------------------------------------------------------------------
Sawmill production equipment                                                    Straight-line        8.5% - 10%
---------------------------------------------------------------------------------------------------------------
Timberlands and cutting rights                                                  Straight-line                4%
---------------------------------------------------------------------------------------------------------------
Hydroelectric power plants and water rights                                     Straight-line              2.5%
---------------------------------------------------------------------------------------------------------------

        Additions to capital assets are depreciated from the date of operation.

h) ENVIRONMENTAL COSTS
   Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of capital assets. Depreciation is charged to income over the estimated future benefit period of the asset. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued and recorded to the earnings when a requirement to remedy an environmental exposure is identified.

i) EMPLOYEE FUTURE BENEFITS
   The estimated cost of pensions and other post-retirement benefits provided by the Company to employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employees' active service years.

j) GOODWILL
   Goodwill represents the excess of the purchase amount of investments in subsidiaries, joint ventures and businesses acquired over the proportionate share of the underlying value of the identifiable net assets at the date of acquisition. It is amortized over its estimated period of future benefit, generally 40 years, using the straight-line method. The unamortized portion of goodwill is regularly compared with its fair value and, based on management's projected undiscounted future cash flows from the related operations, any impairment in value is recorded as a charge to earnings.
        In 2001, the CICA issued new handbook sections that require all business combinations initiated after June 30, 2001 to use the purchase method of accounting and will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Effective January
   1, 2002, goodwill and indefinite life intangible assets will no longer be amortized. These new sections are consistent with FASB Statement 142 that was issued in the United States in 2001. The Company cannot determine the effect of the adoption of these new sections, other than amortization of goodwill that will no longer be accountable for an amount of $40 million in 2001 (2000 -- $30 million,1999 -- $10 million).

Abitibi-Consolidated 2001            53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

k) INCOME TAXES
   Future income tax assets and liabilities are recognized for the future income tax consequences of events that have been included in the financial statements or income tax returns of the Company. Future income taxes are provided for using the liability method. Under the liability method, future income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets,liabilities and certain carry forward items.
        Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

l) DEFERRED CHARGES AND OTHER ASSETS
   Deferred financing fees are amortized over the life of the related long-term debt, which generally ranges from 5 to 30 years.
        Deferred foreign exchange losses are amortized,up to December
   31, 2001, over the life of the related long-term debt, which generally ranges from 5 to 30 years.

m) STOCK-BASED COMPENSATION PLANS
   The Company has stock-based compensation plans,which are described in note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

n) COMPARATIVE FIGURES
   Certain comparative figures presented in the financial statements have been reclassified to conform to the present year presentation.

                                     54                Abitibi-Consolidated 2001

2. INVESTMENT IN JOINT VENTURES
   (tabular dollar amounts in millions of Canadian dollars)

   The Company's consolidated financial position as at December 31, 2001 and 2000 and consolidated results of operations and cash flows for the year ended December 31, 2001 and from April 18, 2000 to December 31, 2000 include,on a proportionate consolidation basis, the impact of its US joint venture partnerships comprising Augusta Newsprint Company (Augusta) -- 50%, Alabama River Newsprint Company (Alabama) -- 50% and Alabama River Recycling Company (Alabama Recycling) -- 50%, its Asian joint venture partnership Pan Asia Paper Company (Pan Asia) -- 33.33% up to August 16, 2001 and 50% thereafter, Star Lake Hydro Partnership -- 51% and the Company's investments in joint venture sawmills in Quebec as shown in the table below.

   On August 4, 1999, the Company acquired the remaining interest of 50.1% of the outstanding shares of Finlay Forest Industries Inc. (Finlay); and on December 3, 1999, the Company sold its 50% interest in Donohue Matane Inc. (Matane). The consolidated results of operations and cash flows for the year ended December 31, 1999, include the Company's proportionate share of the activities of Finlay (49.9%) and Matane (50%) from the date of acquisition, or up to the date of divestiture.


                                                                   2001           2000         1999
---------------------------------------------------------------------------------------------------
                                                                      $              $            $
Revenues
   Net sales                                                        741            556          115
---------------------------------------------------------------------------------------------------
Expenses
   Cost of products sold                                            498            399           95
   Selling, general and administrative expenses                      14             11            3
   Depreciation and amortization                                     81             45           11
   Financial expenses                                                49             42            4
---------------------------------------------------------------------------------------------------
                                                                    642            497          113
---------------------------------------------------------------------------------------------------
Earnings before income taxes                                         99             59            2
===================================================================================================
Cash flows from
   Operating activities                                             219             85           11
   Financing activities                                            (170)           (67)         (10)
   Investing activities                                             (40)           (15)          (1)
---------------------------------------------------------------------------------------------------
                                                                      9              3           --
===================================================================================================
Assets
   Current assets                                                   272            238           --
   Capital assets                                                 1,215            937           --
   Other assets                                                       5             11           --
Liabilities
   Current liabilities                                              111             84           --
   Non-recourse long-term debt                                      591            578           --
   Employee future benefits                                           7              6           --
   Future income taxes                                               27              5           --
   Non-controlling interest                                          34             20           --
===================================================================================================

        The Company has an option, at a nominal exercise price, to purchase the other joint venture partner's 50% interest in Alabama and Alabama Recycling. The Company can exercise this option beginning in 2003 or upon an earlier refinancing of the joint venture partnership's debt.

Abitibi-Consolidated 2001            55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

3. ACQUISITIONS AND DIVESTITURE
   (tabular dollar amounts in millions of Canadian dollars)

   On August 16, 2001, the Company acquired 16.67% of the outstanding shares of Pan Asia, a company owning interests in four newsprint mills located in Asia. As a result of that transaction,the Company's proportionate ownership rose from 33.33% to 50%. On September 4, 2001, the Company acquired all the outstanding shares of Valley Recycling Works Inc., carrying on a business of paper collection and sorting facilities located in Arizona.
        Effective April 18, 2000, Abitibi-Consolidated Inc. acquired 100% of the outstanding Class A Subordinate Voting Shares and Class B Shares of Donohue (the Donohue Shares) for a cash payment per Donohue Share of $12 and the issuance of 1.846 Abitibi-Consolidated Inc. common shares for each Donohue Share acquired.
        As described in note 1, the business combination of Abitibi-Consolidated Inc. and Donohue has been accounted for using the reverse takeover method of purchase accounting. The cash component of the transaction, which amounted to $1,622 million, has been accounted for as a dividend paid to the former Donohue shareholders. The net assets acquired are those of Abitibi-Consolidated Inc. as at April 18, 2000, at their fair value.This value was based upon the assigned value of $16.25 per share for the 190 million issued and outstanding shares of Abitibi-Consolidated Inc. at that date, for a total value of $3,097 million.
        On August 4, 1999, the Company acquired the remaining 50.1% of the outstanding shares of Finlay, a joint venture operating a newsprint mill and two sawmills in British Columbia. This acquisition was accounted for using the purchase method. On December 3, 1999, the Company sold its interest in the joint venture Donohue Matane Inc. (note 2).
        The earnings of all businesses acquired or divested are included from the date of acquisition or up to the date of divestiture.
        The fair value of net assets acquired and the carrying value of net assets sold were as follows:

                                                               2001            2000                     1999
                                                         NET ASSETS      Net assets        Net assets        Net assets
                                                           ACQUIRED        acquired          acquired              sold
-----------------------------------------------------------------------------------------------------------------------
                                                                  $               $                 $                 $
Net assets acquired or sold
   Current assets                                                51             955                41                21
   Capital assets                                               280           5,349               144                72
   Other assets and investments                                   3              70                --                (4)
   Current liabilities assumed                                  (30)           (920)              (26)              (20)
   Long-term debt and bank loan                                (117)         (2,868)              (64)              (70)
   Employee future benefits                                      --            (290)               --                --
   Non-controlling interests                                    (11)            (19)               --                --
   Future income tax liabilities                                 (3)           (340)              (14)               --
   Goodwill                                                     121           1,213                --                --
-----------------------------------------------------------------------------------------------------------------------
Fair value of net assets acquired or carrying value of
   net assets sold                                              294           3,150                81                (1)
=======================================================================================================================
Consideration paid (received)
   Cash                                                         286              53                81                (1)
   Balance receivable                                            --              --                --                (4)
   Note payable                                                   8              --                --                --
   Common shares                                                 --           3,097                --                --
-----------------------------------------------------------------------------------------------------------------------
                                                                294           3,150                81                (5)
=======================================================================================================================

                                     56                Abitibi-Consolidated 2001

     As mentioned in note 1a, the consolidated results of operations and cash flows for the year ended December 31,1999 and for the period from January 1, 2000 to April 17, 2000 are those of Donohue Inc. only. The following pro forma condensed consolidated statements of earnings and cash flows for the year ended December 31, 2000 are presented as supplementary information. They give effect to the business combination of Donohue Inc. and Abitibi-Consolidated Inc. as though it had taken place on January 1, 2000.

PRO FORMA CONDENSED  CONSOLIDATED  STATEMENT OF EARNINGS
Year ended December 31, 2000
(in millions of Canadian dollars, except per share amounts)

                                                                        (Unaudited)
                                                                                 $
Net sales                                                                    6,803
----------------------------------------------------------------------------------
Operating profit                                                             1,109
Interest on long-term debt                                                     494
Earnings before goodwill amortization                                          390

Net earnings                                                                   350
==================================================================================
Earnings per share
   Before goodwill amortization                                               0.88
   Net earnings                                                               0.80
==================================================================================
Weighted average number of common shares outstanding (in millions)             440
==================================================================================


PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2000
(in millions of Canadian dollars)

                                                                        (Unaudited)
                                                                                 $
OPERATING ACTIVITIES
Cash flows from operating activities                                         1,029
----------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase in long-term debt                                                   5,532
Repayment of long-term debt                                                 (3,998)
Dividends paid to shareholders                                              (1,798)
Redemption of stock options                                                    (49)
Other                                                                          (58)
----------------------------------------------------------------------------------
Cash flows from financing activities                                          (371)
----------------------------------------------------------------------------------
INVESTING ACTIVITIES
Business acquisition, net of cash acquired                                     (41)
Additions to capital assets                                                   (610)
Other                                                                           (4)
----------------------------------------------------------------------------------
Cash flows from investing activities                                          (655)
----------------------------------------------------------------------------------
Increase in cash during the year                                                 3
==================================================================================

Abitibi-Consolidated 2001            57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

4. OTHER EXPENSES (INCOME)
   (tabular dollar amounts in millions of Canadian dollars)

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Discounts on sales of accounts receivable (note 13)                             26           22           --
Gain on disposal of capital assets                                              --          (29)         (15)
Gain on disposal of short-term investments                                     (10)          --           --
Amortization of deferred financing fees                                          6            7            3
Interest income                                                                 (2)          (8)          (6)
Write-off of unamortized financing fees and penalties on early
   retirement of debt                                                           --           29           --
Other                                                                           (3)          --            3
------------------------------------------------------------------------------------------------------------
                                                                                17           21          (15)
============================================================================================================


5. INCOME TAXES
   (tabular dollar amounts in millions of Canadian dollars, except as noted)

The differences between the effective tax rate reflected in the provision for income taxes and the combined statutory income tax rate are as follows:

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 %            %            %
Average combined income tax rate                                                36           39           40
Manufacturing and processing allowances                                         (6)          (7)          (7)
Recovery from change in tax rates                                               (4)          (4)          (2)
Recovery from disposal of a joint venture                                       --           --           (7)
Canadian large corporations tax                                                  2            2           (5)
Other                                                                            1            2            2
------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                       29           32           21
============================================================================================================


        The temporary differences that give rise to future tax assets and liabilities at December 31 consist of the following:

                                                                                           2001         2000
------------------------------------------------------------------------------------------------------------
                                                                                              $            $
Non-current future income tax liabilities
   Capital assets                                                                         1,363        1,189
   Other                                                                                     33           13
------------------------------------------------------------------------------------------------------------
                                                                                          1,396        1,202
============================================================================================================
Non-current future income tax assets
   Loss carry forwards                                                                      456          315
   Other                                                                                     --           12
------------------------------------------------------------------------------------------------------------
                                                                                            456          327
============================================================================================================
Non-current future income tax liabilities, net                                              940          875
============================================================================================================

                                     58                Abitibi-Consolidated 2001

        Significant components of the income tax expense are as follows:

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Current income tax expense                                                      90           75           47
Future income tax expense relating to
   origination and reversal of temporal differences                             73          138           15
Future income tax benefit resulting from rate changes                          (20)         (22)          (5)
------------------------------------------------------------------------------------------------------------
Income tax expense                                                             143          191           57
============================================================================================================


        Management believes that all future income tax assets will more likely be realized than not and accordingly no valuation allowance has been made.

6. CAPITAL STOCK
   (tabular dollar amounts in millions of Canadian dollars)

a) AUTHORIZED
   The Company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of preferred shares and common shares.

b) ISSUED COMMON SHARES
   The following table presents changes in the legally issued share capital of the Company from January 1, 1999 to December 31, 2001.
        As described in note 1, the comparative amounts for the year ended December 31, 1999 and for the period January 1, 2000 to April 17, 2000 shown in these consolidated financial statements are those of Donohue, including the issued share capital.

                                                          2001                     2000                       1999
----------------------------------------------------------------------------------------------------------------------
                                                 Millions                 Millions                   Millions
                                                of shares        $       of shares        $         of shares        $
----------------------------------------------------------------------------------------------------------------------
ABITIBI-CONSOLIDATED INC.
Common shares, beginning of year                      440    3,520             190    2,552               190    2,550
Issue of common shares                                 --       --             250    4,056                --       --
Difference between the stated
   capital and accounting value of shares issued
   to former shareholders of Donohue                   --       --              --   (3,088)               --       --
Exercise of stock options                              --       --              --       --                --        2
----------------------------------------------------------------------------------------------------------------------
Common shares, end of year                            440    3,520             440    3,520               190    2,552
======================================================================================================================


        The following table presents changes in the legally issued share capital of Donohue in the year ended December 31, 1999.

                                                                                                              1999
----------------------------------------------------------------------------------------------------------------------
                                                                                                     Millions
                                                                                                    of shares        $
----------------------------------------------------------------------------------------------------------------------
DONOHUE INC.
Class A and B shares, beginning of year                                                                   249      411
Exercise of stock options                                                                                   1       10
----------------------------------------------------------------------------------------------------------------------
Total capital stock, end of year                                                                          250      421
======================================================================================================================

Abitibi-Consolidated 2001            59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

        The acquisition of Donohue Inc. was completed during 2000 with the issue of 250 million common shares as part of the consideration for the acquisition of the outstanding 135 million class A and class B shares of Donohue Inc.
        Under the reverse takeover method of accounting for business combination applied in 2000, shares issued to Donohue's shareholders are presented at the book value of Donohue Capital Stock prior to the acquisition date and the 190 million shares of Abitibi-Consolidated Inc. outstanding prior to the acquisition are considered to be issued at $16.25 per share.

c) STOCK OPTION PLAN
   A summary of the status of the Stock Option Plan as of December 31, 2001 and 2000, and changes during the years ended on those dates is presented below. The comparative information is of Abitibi-Consolidated Inc. alone and does not include stock option information of Donohue.

                                                                 2001                            2000
--------------------------------------------------------------------------------------------------------------
                                                                      WEIGHTED                        Weighted
                                                       OPTIONS/        AVERAGE         Options/        average
                                                    IN MILLIONS       EXERCISE      in millions       exercise
                                                      OF SHARES          PRICE        of shares          price
--------------------------------------------------------------------------------------------------------------
                                                                             $                               $
Outstanding at beginning of year                            7.6          16.38              7.1          17.10
Granted                                                     2.2          11.86              1.7          13.64
Cancelled                                                  (0.9)         17.43             (1.2)         16.77
--------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                  8.9          15.18              7.6          16.38
==============================================================================================================
Options exercisable at end of year                          4.4          17.13              3.9          17.99
==============================================================================================================

        The following table summarizes information about stock options outstanding at December 31, 2001:

                                             Options outstanding               Options exercisable
-----------------------------------------------------------------------------------------------------
                                                   Average       Weighted                    Weighted
                                                 remaining        average                     average
                                    Options           life       exercise        Options     exercise
Range of exercise prices        outstanding         (years)         price    exercisable        price
-----------------------------------------------------------------------------------------------------
                                                                        $                           $
$11.50 to $13.24                        2.0              9          11.82             --         11.77
$13.25 to $14.24                        1.8              8          13.41            0.6         13.41
$14.25 to $15.99                        2.2              7          14.49            1.2         14.51
$16.18 to $17.94                        1.0              4          17.47            0.9         17.47
$18.42 to $19.63                        1.1              6          18.52            0.9         18.52
$21.31 to $23.08                        0.8              3          22.14            0.8         22.14
------------------------------------------------------------------------------------------------------
                                        8.9                         15.18            4.4         17.13
======================================================================================================


        Under this Plan, a maximum of 12 million stock options may be granted. Outstanding employee stock purchase loans under this Plan totalled $5 million at December 31, 2001 (2000 -- $5 million) and are included in accounts receivable on the balance sheet. The loans mature at various dates from 2004 to 2009 and bear interest.They are generally secured by the related common stock of the Company.

                                     60                Abitibi-Consolidated 2001

d) EARNINGS PER SHARE
   As described in note 1, the operations of the Company prior to April 18, 2000 are exclusively those of Donohue. For comparative purposes, the weighted average number of common shares outstanding for periods prior to April
   18, 2000 are based upon the number of Donohue common shares then outstanding, restated to give effect to the share exchange referred to in note 1.
        The exercise of outstanding stock options as at December 31, 2001, 2000 and 1999 would have had a non-dilutive effect on the earnings per share.

7. SUPPLEMENTAL CASH FLOW INFORMATION
   (tabular dollar amounts in millions of Canadian dollars)

                                                                              2001         2000         1999
------------------------------------------------------------------------------------------------------------
                                                                                 $            $            $
Changes in non-cash operating working capital
   Accounts receivable                                                         232          123           30
   Inventories                                                                 (51)         (16)          --
   Prepaid expenses                                                              1           19            1
   Accounts payable and accrued liabilities                                   (319)          60          (40)
   Income taxes payable                                                         87           (7)         (74)
------------------------------------------------------------------------------------------------------------
                                                                               (50)         179          (83)
============================================================================================================

Non-cash transactions excluded from consolidated cash flows
   Acquisition of capital assets included in accounts payable at year-end       34           68           11

Cash outflows from operations related to
   Interest on long-term debt                                                  465          288           94
   Income taxes                                                                 27           71          126
============================================================================================================


   Cash and cash equivalents comprise cash on hand, demand deposits and banker's acceptances and commercial paper with a maturity of three months or less from the date of purchase that are recorded at cost, which approximates market value.

8. INVENTORIES
   (tabular dollar amounts in millions of Canadian dollars)

                                                                                           2001         2000
------------------------------------------------------------------------------------------------------------
                                                                                              $            $
Newsprint                                                                                   149          101
Lumber                                                                                       78          111
Value-added groundwood papers and market pulp                                                37           52
Logs, chips and other raw materials, production and maintenance supplies                    610          540
------------------------------------------------------------------------------------------------------------
                                                                                            874          804
============================================================================================================

Abitibi-Consolidated 2001            61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

9. CAPITAL ASSETS
   (tabular dollar amounts in millions of Canadian dollars)

                                                                             2001                       2000
------------------------------------------------------------------------------------------------------------
                                                                     ACCUMULATED   NET BOOK         Net book
                                                              COST  DEPRECIATION      VALUE            value
------------------------------------------------------------------------------------------------------------
                                                                 $             $          $                $
Buildings, pulp and paper mill production equipment          8,413         1,684      6,729            6,180
Sawmill production equipment                                   584           298        286              269
Woodlands, roads, camps and equipment                          235            91        144              157
Timberlands and cutting rights                                 130            43         87               87
Hydroelectric power plants and water rights                    951            69        882              904
Construction in progress                                        26            --         26              425
------------------------------------------------------------------------------------------------------------
                                                            10,339         2,185      8,154            8,022
============================================================================================================


During the year, interest expense amounting to $8 million (2000 -- $13 million, 1999 -- $1.5 million) has been capitalized in connection with the modernization program of the Company's facilities.
     During the year, the Company recorded a write-down of $33 million (2000 -- nil, 1999 -- nil), mainly relating to the existing thermomechanical pulp mill at its Sheldon, Texas mill. The related expense is included in depreciation in the Consolidated Statements of Earnings.

10. DEFERRED CHARGES AND OTHER ASSETS
    (tabular dollar amounts in millions of Canadian dollars)

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
Deferred foreign exchange losses                                                        338              112
Deferred financing fees                                                                  41               39
Equity investments                                                                       72               57
Other                                                                                    42               29
------------------------------------------------------------------------------------------------------------
                                                                                        493              237
============================================================================================================

Amortization of deferred charges amounted to $44 million during the year (2000 -- $27 million, 1999 -- $3 million).

                                     62                Abitibi-Consolidated 2001

11. LONG-TERM DEBT
    (tabular dollar amounts in millions of Canadian dollars)

a) RECOURSE

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
Canadian and US revolving facilities bearing interest at floating rates based on bankers acceptance, prime, US base rate or LIBOR, maturing in 2002 and 2005
   (2000--US$130 million)                                                                --              194
Canadian and US term loans bearing interest at floating
   rates based on bankers acceptance, prime,
   US base rate or LIBOR, maturing in 2005
   (2001--US$362 million, 2000--US$461 million)                                         577              691
US$150 million 9.125% notes due May 15, 2005                                            239              225
US$450 million 8.3% notes due August 1, 2005                                            717              675
US$300 million 6.95% notes due December 15, 2006                                        478               --
US$200 million 7.625% notes due May 15, 2007                                            319              300
US$250 million 6.95% notes due April 1, 2008                                            370              342
US$250 million 7.875% notes due August 1, 2009                                          387              362
US$500 million 8.55% notes due August 1, 2010                                           796              750
US$100 million 7.40% debentures due April 1, 2018                                       139              128
US$250 million 7.50% debentures due April 1, 2028                                       339              314
US$250 million 8.5% debentures due August 1, 2029                                       378              355
US$450 million 8.85% debentures due August 1, 2030                                      717              675
Other                                                                                    11                3
------------------------------------------------------------------------------------------------------------
                                                                                      5,467            5,014
Less: Due within one year                                                                30              234
------------------------------------------------------------------------------------------------------------
                                                                                      5,437            4,780
============================================================================================================


   On December 11, 2001, the Company issued US$300 million 6.95% notes due in 2006. The net proceeds of this issue were used to repay bank indebtedness.
        On December 20,2000,the Company and certain of its subsidiaries negotiated new credit facilities of $1,500 million or the equivalent in US dollars: revolving facilities of $800 million, $500 million of which matured in 2001 and $300 million maturing in 2005 and term loans of $700 million maturing in 2005. These facilities were used to repay the former bank facilities.
        On July 19, 2000, the Company issued US$1,400 million of notes and debentures comprising US$450 million 8.3% notes due in 2005, US$500 million 8.55% notes due in 2010 and US$450 million 8.85% debentures due in 2030. The net proceeds of these issues were used primarily to extinguish the bridge loan facility incurred in conjunction with the Donohue acquisition and to repay other indebtedness.
        Certain notes and debentures of the Company were assumed in the business acquisition (referred to in note 1) and are accounted for at their fair value at the time of acquisition.The differences between nominal value and fair market value of these debts are being amortized over the terms of the debts.
        The US$150 million 9.125% notes are redeemable at the Company's option, in whole or in part, at a premium to year 2003 and at par thereafter, plus accrued interest.
        During the year, the Company renewed its 364-day revolving facilities for its original amount of $500 million,which now matures in December 2002. The available portion of the revolving facilities was $715 million as at December 31, 2001 ($533 million in 2000).
        Certain of the debt agreements contain restrictive covenants. In addition, the bank credit facilities require the Company to periodically meet specific financial ratios. At December 31, 2001, the Company met the required tests.

Abitibi-Consolidated 2001            63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

b) NON-RECOURSE
   The Company's portion of the long-term debt of its US, Asian and other joint ventures is with recourse only to the assets of the joint venture entities. These loans are described as non-recourse as they have no recourse to the parent company but are secured by joint venture assets and consist of the following debt:

                                                                                       2001             2000
------------------------------------------------------------------------------------------------------------
                                                                                          $                $
ALABAMA
   US$94 million LIBOR plus 2% term loans, maturing December 31, 2002,
      with quarterly principal repayments of US$2.5 million (2000--US$104 million)      149              156
ALABAMA RECYCLING
   US$6 million 10.50% senior notes, maturing in 2007 (2000--US$8 million)                9               12
AUGUSTA
   US$19 million 10.01% senior secured notes, maturing in 2004 (2000--US$25 million)     30               37
   US$25 million 7.7% senior secured notes, maturing in 2007                             37               34
PAN ASIA
   US$66 million (2000--US$79 million) loans bearing interest at floating rates
      based on LIBOR, maturing in 2002-2004                                             106              119
   Korean Won 104 billion (2000--Korean Won 92 billion) fixed-rate loans
      (8.99%-10.34%) maturing 2002-2006                                                 165              109
   Capital leases and other borrowing facilities                                         63               79
OTHER                                                                                    32               32
------------------------------------------------------------------------------------------------------------
                                                                                        591              578
Less: Due within one year                                                               219               93
------------------------------------------------------------------------------------------------------------
                                                                                        372              485
============================================================================================================

        Pan Asia has a line of credit of US$70 million and Augusta has a line of credit of US$5 million, bearing prevailing market interest rates. Those lines of credit were undrawn as at December 31, 2001.
        Joint venture distributions are subject to certain restrictions until these loans are repaid in accordance with the loan agreements.

c) SCHEDULED LONG-TERM DEBT REPAYMENTS

                                                                           Recourse             Non-recourse
                                                                               Debt                     Debt
------------------------------------------------------------------------------------------------------------
                                                                                  $                        $
2002                                                                             30                      219
2003                                                                             38                      121
2004                                                                             31                       81
2005                                                                            985                       68
2006                                                                            937                       57
Thereafter                                                                    3,446                       45
------------------------------------------------------------------------------------------------------------
                                                                              5,467                      591
============================================================================================================

d) FAIR VALUE OF LONG-TERM DEBT
   The estimated fair value of the long-term debt at the year-end dates is as follows and has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates:

                                                                               2001                     2000
------------------------------------------------------------------------------------------------------------
                                                                                  $                        $
Recourse                                                                      5,589                    4,959
Non-recourse                                                                    606                      581
------------------------------------------------------------------------------------------------------------
                                                                              6,195                    5,540
============================================================================================================

                                     64                Abitibi-Consolidated 2001

12. EMPLOYEE FUTURE BENEFITS
    (tabular dollar amounts in millions of Canadian dollars)

The Company maintains contributory defined benefit pension plans covering certain groups of employees. The Company has an obligation to ensure that these plans have sufficient funds to pay the benefits earned. These plans provide pensions based on length of service and certain average employee earnings. Pension benefit obligations were based on an assumed discount rate of 6.75% and an assumed compensation rate increase of 3.55%. The assumed long-term rate of return on pension plan assets was 8%. The Company provides other defined benefit plans consisting of group health care and life insurance benefits to eligible retired employees and their dependents. The Company also sponsors various defined contribution pension plans.
     Information about the Company's defined benefit pension plans, in aggregate, is as follows:

                                                                          2001                                2000
--------------------------------------------------------------------------------------------------------------------------------
                                                           PLANS HAVING        PLANS HAVING     Plans having        Plans having
                                                            A NET ASSET     A NET LIABILITY      a net asset     a net liability
--------------------------------------------------------------------------------------------------------------------------------
                                                                      $                   $                $                   $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation at beginning of year (*)                 385               2,632              436                 171
Acquisition of Abitibi-Consolidated Inc.                             --                  --              836               1,433
Service cost                                                          9                  88               25                  36
Interest cost                                                        26                 176               70                  83
Special early retirement program                                     --                  --               (6)                 --
Actuarial loss attributable to experience                             6                  30               31                  35
Settlement                                                           --                 (79)              --                  --
Foreign exchange loss (gain)                                         --                  10                1                  (1)
Benefits paid                                                       (33)               (165)             (69)                (64)
--------------------------------------------------------------------------------------------------------------------------------
Accrued benefit obligation at end of year                           393               2,692            1,324               1,693
================================================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year (*)                  446               2,406              497                 156
Acquisition of Abitibi-Consolidated Inc.                             --                  --              881               1,198
Return on plan assets                                                36                 161               92                  85
Employer contributions                                                2                  61               22                  28
Plan participants' contributions                                      4                  21                8                  14
Benefits paid                                                       (33)               (165)             (69)                (64)
Loss on experience                                                  (25)               (143)              --                  --
Settlement                                                           --                 (79)              --                  --
Foreign exchange gain                                                --                   5                1                   3
--------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                            430               2,267            1,432               1,420
================================================================================================================================
FUNDED STATUS OF THE PLANS
Funded status of the plans--surplus (deficit)                        37                (425)             108                (273)
Unrecognized prior service cost                                      --                  27               --                   2
Unrecognized actuarial loss                                          43                 257               28                  16
Net amount recognized                                                80                (141)             136                (255)
--------------------------------------------------------------------------------------------------------------------------------
AMOUNT RECOGNIZED IN THE BALANCE SHEET CONSISTS OF
Prepaid benefit cost                                                                     80                                  136
Accrued benefit liability                                                              (141)                                (255)
--------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                   (61)                                (119)
================================================================================================================================

*Some plans that had a net asset as at December 31, 2000, have a net liability as at December 31, 2001, and are included under "Plans having a net liability" in 2001.

Abitibi-Consolidated 2001            65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

     Information about the Company's other benefit plans, in aggregate, is as follows:

                                                                     2001                               2000
------------------------------------------------------------------------------------------------------------
                                                                        $                                  $
CHANGE IN ACCRUED BENEFIT OBLIGATION
Accrued benefit obligation at beginning of year                       151                                 45
Acquisition of Abitibi-Consolidated Inc.                               --                                 96
Service cost                                                            1                                  3
Interest cost                                                          12                                  8
Actuarial loss attributable to experience                              19                                  5
Foreign exchange loss                                                   3                                  1
Benefits paid                                                         (10)                                (7)
------------------------------------------------------------------------------------------------------------
Accrued benefit obligation at end of year                             176                                151
============================================================================================================
CHANGE IN PLAN ASSETS
Employer contributions                                                 10                                  7
Benefits paid                                                         (10)                                (7)
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               --                                 --
============================================================================================================
FUNDED STATUS OF THE PLANS
Funded status of the plans deficit                                   (176)                              (151)
Unrecognized actuarial gain                                            28                                  8
------------------------------------------------------------------------------------------------------------
Net amount recognized, consists of accrued benefit liability         (148)                              (143)
============================================================================================================
AMOUNT RECOGNIZED IN THE BALANCE SHEET CONSISTS OF
Accrued benefit liability                                            (148)                              (143)
============================================================================================================

     Pension and other benefit costs of these plans are as follows:

                                                                     2001               2000            1999
------------------------------------------------------------------------------------------------------------
                                                                        $                  $               $
Current service cost                                                   45                 42              15
Interest cost on earned benefit obligations                           214                163              45
Estimated return on plan assets                                      (232)              (177)            (45)
Other components                                                       --                 (1)             (1)
------------------------------------------------------------------------------------------------------------
Net cost                                                               27                 27              14
============================================================================================================

                                     66                Abitibi-Consolidated 2001

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FOREIGN EXCHANGE RISK MANAGEMENT
The Company uses various financial instruments to reduce its exposure to foreign currency exchange risk. Furthermore, the long-term debt expressed in US dollars is also considered as an effective hedge against the exchange risk related to the future revenue streams originating from sales denominated in US dollars.
     The Company had the following foreign exchange forward contracts outstanding at December 31:

                                                 Average Canadian dollar                   Contract amount
Maturity                                      Contract rate to sell US$1            Millions of US dollars
----------------------------------------------------------------------------------------------------------
                                              2001                  2000            2001              2000
----------------------------------------------------------------------------------------------------------
                                                                                       $                 $
2001                                            --                1.3896              --               589
2002                                        1.4038                1.4038             556               556
2003                                        1.4692                1.4692             449               449
2004                                        1.4918                1.4918               5                 5
==========================================================================================================


     The Company had the following exchange options outstanding at December 31:

                                  Average       Average       Average       Average                Contract amount
Maturity                            floor       ceiling         floor       ceiling         Millions of US dollars
------------------------------------------------------------------------------------------------------------------
                                           2001                        2000                     2001          2000
------------------------------------------------------------------------------------------------------------------
                                                                                                   $             $
2001                                   --            --        1.4382        1.4900               --           255
2002                               1.4260        1.4912        1.4260        1.4912               58            58
==================================================================================================================


     The Company had the following exchange put options outstanding at December 31:

                                                      Average Canadian dollar                      Contract amount
Maturity                                           Contract rate to sell US$1               Millions of US dollars
------------------------------------------------------------------------------------------------------------------
                                                   2001                  2000               2001              2000
------------------------------------------------------------------------------------------------------------------
                                                                                               $                 $
2002                                             1.5310                    --                 51                --
==================================================================================================================


        The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at December 31, 2001, the Company would have had to pay $164 million (2000 -- $126 million) had it settled its then outstanding foreign exchange contracts. Of that potential obligation, an amount of $15 million payable (2000 -- $59 million) has been recorded as part of the reverse takeover accounting, when all of the foreign exchange contracts of Abitibi-Consolidated Inc. were marked to market.

INTEREST RATE RISK MANAGEMENT
From time to time, the Company may use interest rate swap agreements whereby it is committed to exchange with the contracting parties, at specific intervals, the difference between the fixed and floating interest rates or within a specified range of interest rates calculated by reference to the notional amounts. No such contracts were outstanding as at December 31, 2001.

Abitibi-Consolidated 2001            67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

CREDIT RISK MANAGEMENT
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. In some cases, the Company requires bank letters of credit or subscribes to credit insurance.
     The Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, specialty paper, commercial printing, and lumber wholesaling and retailing businesses.
     The Company has an ongoing program to sell accounts receivable, with minimal recourse, to major financial institutions pursuant to sale agreements. The Company acts as a service agent and administers the collection of the accounts receivable sold pursuant to these agreements. At December 31, 2001, these financial institutions owned $448 million (2000 -- $650 million) of such receivables, with a maximum risk exposure to the Company of $29 million
(2000 -- $39 million).

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.
     The differences between the carrying and the fair value of long-term financial instruments contracted by the Company arise from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. The Company does not hold financial instruments for speculative purposes and the effect on the financial statements may vary depending on future changes in interest and exchange rates. See note 11 "Long-term debt" for a comparison of the carrying and the fair values of the Company's long-term debt.

14. CONTINGENT LIABILITIES
In the normal course of its business activities the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    (tabular dollar amounts in millions of Canadian dollars, except per share amounts)

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) which, in the case of the Company, conform in all material respects with US GAAP, with the following material exceptions:

a) The Company includes in earnings gains and losses on US dollar debt hedged by anticipated future net operating cash flows when the related revenue is earned. Under US GAAP, any unrealized exchange gains or losses on US dollar debt hedged by anticipated future net operating cash flows would be recognized in income immediately.

b) The Company has outstanding foreign exchange forward contracts, which it designates as a hedge of anticipated future revenue. Effective January 1, 2001, FASB Statement 133 "Accounting for Derivative Instruments and Hedging Activities" requires accounting for derivative in the balance sheet at fair value. There was no transition amount upon the adoption of FASB Statement
   133. Up to December 31, 2000, under US GAAP, any gains or losses on such foreign exchange forward contracts were recognized in income immediately.

                                     68                Abitibi-Consolidated 2001

c) In Canada, gains or losses on the early retirement of long-term debt are included in earnings before extraordinary items. In the United States, those items are specifically classified as extraordinary.

d) The Company accounts for its joint venture investments using the proportionate consolidation method. Under US GAAP, these joint ventures would be accounted for using the equity method.

e) The Company recorded the redemption of Donohue's stock options as a capital transaction charged to retained earnings. Under US GAAP, in accordance with FASB Statement 123 "Accounting for Stock-Based Compensation", a compensation cost would have been recorded to earnings upon the early settlement of the options.

f) Up to July 1, 2001, Canadian GAAP permitted the acquirer in a business combination accounted as a purchase to adjust to fair value specific assets and obligations of the acquirer as if they were those of the acquired Company. These are referred to as the duplicate property provisions. US GAAP does not permit this accounting treatment in accordance with EITF Abstract 95-3.

g) The Company deducts the distribution costs from gross revenue in determining the net sales on its Consolidated Statements of Earnings. Under US GAAP, in accordance with EITF Abstract 00-10, these costs would be included in the cost of products sold.

h) In 2001, FASB Statement 142 "Goodwill and Other Intangible Assets "was issued in the United States. Effective January 1, 2002, goodwill will no longer be amortized to earnings: instead, it will be carried at historical value less any write-down for impairment. Goodwill amortization for the year ended December 31, 2001 was $40 million.

i) The provisions of FASB Statement 87 "Employers' Accounting for Pensions" required the Company to record an additional minimum liability that represents the excess of accumulated benefit obligation over the fair value of the Plan assets as at December 31, 2001, for those plans having such an excess.

j) The Financial Accounting Standard Board has issued FASB Statement 143 "Accounting for Asset Retirement Obligation", effective for fiscal years beginning after June 15, 2002. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The financial statements of the Company will be subject to this Statement in 2003.

k) The Financial Accounting Standard Board has also issued FASB Statement 144 "Accounting for the Impairment or Disposals of Long-Lived Assets". This standard retains the fundamental provisions of FASB 121 "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" with respect to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. However, the Statement broadens the definition of discontinued operations, but precludes the accrual of future operating losses for those operations. The financial statements of the Company will be subject to this Statement in 2003.

Abitibi-Consolidated 2001            69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999

The following financial information is presented in accordance with US GAAP, reflecting the adjustments disclosed above.

EFFECTS ON THE CONSOLIDATED NET EARNINGS

                                                                                    2001              2000         1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                       $                 $            $
Net earnings, as reported in the consolidated statements of earnings per
   Canadian GAAP                                                                     289               367          216
Current year adjustments
   Foreign currency translation (a)                                                 (226)              (76)          68
   Derivative financial instruments (b)                                               25               (78)          49
   Redemption of stock options (e)                                                    --               (49)          --
   Duplicate property adjustments related to the business combination (f)             --               (67)          --
   Write-off of financing charges and foreign exchange losses on early debt
      retirement (c)                                                                  --                20           --
   Goodwill amortization (f)                                                           1                 1           --
   Less: Applicable income taxes on the above                                         (7)               66          (38)
-----------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item, as adjusted per US GAAP                           82               184          295
Extraordinary item net of applicable income taxes (c)                                 --               (14)          --
-----------------------------------------------------------------------------------------------------------------------
Net earnings, as adjusted per US GAAP                                                 82               170          295
=======================================================================================================================
Per share data (basic and diluted)
Net earnings, as reported per Canadian GAAP                                         0.66              0.96         0.86
=======================================================================================================================
Net earnings, as adjusted per US GAAP                                               0.19              0.44         1.18
=======================================================================================================================

                                     70                Abitibi-Consolidated 2001

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                 2001                     2000
----------------------------------------------------------------------------------------------------
                                                       Canadian          US     Canadian          US
                                                           GAAP        GAAP         GAAP        GAAP
----------------------------------------------------------------------------------------------------
                                                              $           $            $           $
Current assets                                            1,640       1,368        1,659       1,418
Capital assets                                            8,154       6,947        8,022       7,085
Investments (d)                                              72         794           57         575
Deferred charges and other assets (a)                       421          70          180          23
Goodwill (f)                                              1,420       1,377        1,337       1,269
----------------------------------------------------------------------------------------------------
                                                         11,707      10,556       11,255      10,370
====================================================================================================
Current liabilities (b)                                   1,415       1,231        1,698       1,626
Long-term debt                                            5,809       5,438        5,265       4,687
Non-controlling interests                                    69          35           60          40
Employee future benefits (i)                                209         209          262         262
Future income taxes (a)(b)(i)                               940         827          875         823
Shareholders' equity                                      3,265       2,816        3,095       2,932
----------------------------------------------------------------------------------------------------
                                                         11,707      10,556       11,255      10,370
====================================================================================================

CONDENSED CONSOLIDATED CASH FLOWS

                                                                       2001         2000        1999
----------------------------------------------------------------------------------------------------
                                                                                 US GAAP
----------------------------------------------------------------------------------------------------
                                                                          $            $           $
Cash flows from operating activities                                    818        1,013         364
Cash flows from financing activities                                    (48)        (416)        (62)
Cash flows from investing activities                                   (697)        (561)       (371)

Cash and cash equivalents, end of year                                  133           60          24
====================================================================================================

OTHER DISCLOSURE
Under US GAAP, the Company is required to prepare a distinct statement of comprehensive income. This statement would be as follows for the years ended December 31, 2001, 2000 and 1999:

                                                                             2001         2000        1999
----------------------------------------------------------------------------------------------------------
                                                                                $            $           $
Net earnings, as adjusted per US GAAP                                          82          170         295
Other comprehensive income
   Cumulative translation adjustment on investment in foreign subsidiaries     57          (32)        (51)
   Loss on derivative financial instruments, net of taxes of $25 million (b)  (74)          --          --
   Additional minimum liability adjustments, net of taxes of $2 million (i)    (5)          --          --
----------------------------------------------------------------------------------------------------------
Comprehensive income                                                           60          138         244
==========================================================================================================

Abitibi-Consolidated 2001            71

XXXXXX

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except per share amounts)

                                             2001    2000    1999    1998    1997    1996    1995    1994    1993    1992    1991
---------------------------------------------------------------------------------------------------------------------------------
                                                $       $       $       $       $       $       $       $       $       $       $
EARNINGS (3) (4)
Net sales                                   6,032   5,677   2,484   2,296   1,745   1,638   1,124     807     574     520     470
Cost of products sold                       4,208   3,994   1,822   1,547   1,170   1,029     648     524     448     431     394
Selling, general and administrative expenses  173     168      66      64      54      52      33      27      25      28      34
Depreciation and amortization                 667     511     224     201     173     148      67      58      60      53      42
Operating profit                              984   1,004     372     484     348     409     376     198      41       8      --
Interest on long-term debt                    472     379      94      87      85      75      16      17      14      34      17
Other expenses (income)                        17      21     (15)     14      (2)     (6)    (22)      1       1      (2)     30
Earnings (loss) before the following items    495     604     293     383     265     340     382     180      26     (24)    (47)
Income tax expense                            143     191      57     129     101     127     124      64      11      (2)    (17)
Non-controlling interests                      23      16      10      15       9      15      17       2      (2)     (7)     28
Goodwill amortization                          40      30      10      10      --      --      --      --      --      --      --
Net earnings (loss)                           289     367     216     229     155     198     241     114      17     (15)    (58)
Earnings (loss) per share (1)                0.66    0.96    0.86    0.93    0.63    0.82    1.11    0.57    0.08   (0.09)  (0.33)
Dividends declared per share (1)             0.40    0.36    0.24    0.22    0.20    0.23    0.23    0.09    0.01      --    0.03
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS (3)
Current assets                              1,640   1,659     791     860     571     609     441     429     238     226     287
Capital assets                              8,154   8,022   2,668   2,573   1,898   1,960     846     674     508     546     575
Goodwill                                    1,420   1,337     154     158      --      --      --      --      --      --      --
Deferred charges and other assets             493     237     101     177      97      75      42      33      25      24      17
Current liabilities                         1,415   1,698     431     547     379     428     220     172      83     106     111
Long-term debt                              5,809   5,265   1,281   1,341     742     909     216     259     176     191     276
Future income taxes                           940     875     424     400     219     193     108     100      84      73      82
Other liabilities                             209     262      44      42      13      13      13      --      --      --      --
Non-controlling interests                      69      60      45      61      48      47      41      67      48      61      70
Shareholders' equity                        3,265   3,095   1,489   1,377   1,165   1,054     731     538     380     365     340

Book value per share (1)                     7.42    7.03    5.99    5.57    4.69    4.25    3.34    2.46    1.91    1.83    1.86
---------------------------------------------------------------------------------------------------------------------------------

(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994,and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.
(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".
(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.
(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

                                     72                Abitibi-Consolidated 2001

ABITIBI-CONSOLIDATED INC.
Historical Review
(in millions of Canadian dollars, except as noted)

                                             2001    2000    1999    1998    1997    1996    1995    1994    1993    1992    1991
---------------------------------------------------------------------------------------------------------------------------------
                                                $       $       $       $       $       $       $       $       $       $       $
CASH FLOWS (2)(3)(4)
OPERATING ACTIVITIES
Net earnings and items not affecting cash   1,087   1,013     458     456     373     411     334     192      89      30      54
Changes in non-cash operating working
   capital components                         (50)    179     (83)    (30)     (6)    (68)     31      36      (5)     46     (37)
---------------------------------------------------------------------------------------------------------------------------------
                                            1,037   1,192     375     426     367     343     365     228      84      76      17
=================================================================================================================================
FINANCING ACTIVITIES
Net proceeds of issuance of shares             --       3      10       8       6     181       1      64       1      40      --
Increase in long-term debt                  1,579   5,316     144     874     306     957      87      86      78     168     160
Repayment of long-term debt                (1,599) (4,015)   (140)   (373)   (574)   (284)   (126)    (75)   (115)   (291)    (48)
Increase (decrease) of bank loan               --      --     (12)     (2)      2       4      (3)     19     (22)     19       2
Dividends                                    (198) (1,746)    (68)    (71)    (59)    (71)    (56)    (18)     (2)     (2)    (16)
Other                                          --     (90)     (6)     (6)     (6)    (15)     (1)    (13)     (1)     (3)     (1)
---------------------------------------------------------------------------------------------------------------------------------
                                             (218)   (532)    (72)    430    (325)    772     (98)     63     (61)    (69)     97
=================================================================================================================================
INVESTMENT ACTIVITIES
Additions to capital assets                  (468)   (528)   (290)   (119)    (86)   (103)   (148)    (59)    (23)    (23)    (33)
Business acquisition, net of cash acquired   (286)    (41)    (82)   (675)     (9) (1,068)    (38)   (105)     --      --      --
Acquisition of non-controlling interests in
   subsidiary companies                        --      --      --      --      --      --    (100)     --      --      (1)   (121)
Other                                          16       9      --      (1)      6      --      --       1      --      --     (31)
---------------------------------------------------------------------------------------------------------------------------------
                                             (738)   (560)   (372)   (795)    (89) (1,171)   (286)   (163)    (23)    (24)   (185)
=================================================================================================================================
Increase (decrease) in cash and
   cash equivalents                            81     100     (69)     61     (47)    (56)    (19)    128      --     (17)    (71)
=================================================================================================================================
SHIPMENTS
Newsprint (in thousands of tonnes)          4,456   4,667   2,275   1,848   1,439   1,189     540     544     478     476     415
Value-added groundwood papers and
   market pulp (in thousands of tonnes)     2,052   1,739     614     571     425     406     372     324     316     301     261
Lumber (in millions of board feet)          1,704   1,828   1,476   1,325   1,275   1,136     971     827     654     601     470

RATIOS
Return on shareholders' equity (3)            9.1    16.0    14.7    18.0    14.1    22.3    38.3    25.1     4.5    (4.4)  (16.1)
Net long-term debt to total capitalization   0.64    0.63    0.46    0.46    0.41    0.48    0.11    0.17    0.26    0.32    0.40
=================================================================================================================================


(1) Financial information per share and the number of shares have been calculated to reflect the three for two and the two for one stock split in 1999 and 1994, and the impact of share exchange based on reverse take-over method of purchase accounting in 2000.

(2) "Cash flows" figures for 1997 to 2001 inclusive reflect CICA new recommendations. The entry was formerly "Changes in financial position".

(3) Financial statements figures for 1998 to 2001 inclusive reflect CICA new recommendations regarding future income taxes and employee future benefits.

(4) Financial results prior to April 18, 2000 represent Donohue Inc. operations only, and results of Abitibi-Consolidated Inc. are included only from that date.

Abitibi-Consolidated 2001            73

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


On April 18, 2000, Abitibi-Consolidated Inc. (Abitibi-Consolidated) acquired approximately 95% of the outstanding shares of Donohue Inc. (Donohue) and of all the remaining shares in June 2000. This acquisition was paid for with cash of $12 and 1.846 shares of Abitibi-Consolidated for each Donohue share. Following the transaction, former Donohue shareholders held, as a group, more than 56% of all outstanding shares of Abitibi-Consolidated and accordingly, the transaction was accounted for using the purchase accounting method and constituted a reverse take over where Donohue was considered the acquirer. All financial data prior to April 18, 2000 represents the results of Donohue only and the results of Abitibi-Consolidated operations and assets are included in the financial statements only from that date. However, pro forma information included in the following discussion and analysis assumes that the Donohue acquisition took place at the beginning of 2000, and consequently, includes results of operations and assets of both former companies for twelve months in 2000.


--------------------------------------------------------------------------------

                DEFINITION OF TERMS                                         31 - Overview and Highlights of 2001
    In this document, references to "the Company"                  33 - Summary of Results from Operations 34 - Newsprint
  mean Abitibi-Consolidated Inc., its subsidiaries                   35 - Value-Added Groundwood Papers and Market Pulp
and its interests in joint ventures and other entities.                     37 - Lumber 38 - Capital Expenditures
    A glossary of significant terms is included                                  39 - Risks and Uncertainties
        on page 86 of this annual report.                    41 - Price and Exchange Rate Sensitivity 42 - Quarterly Information


                                       30              Abitibi-Consolidated 2001

OVERVIEW AND HIGHLIGHTS OF 2001

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood (value-added groundwood) papers and lumber with ownership interests in 27 paper mills in Canada,the United States, the United Kingdom and Asia, in 22 sawmills, 3 remanufacturing facilities and a market pulp mill in Canada and 10 recycling centres in Canada,the United States and the United Kingdom. The Company employs approximately 17,000 people and supplies products in nearly 100 countries.
         Abitibi-Consolidated is one of the lowest-cost producers in North America and Asia annually marketing approximately 6 million tonnes of newsprint, nearly 2 million tonnes of value-added groundwood papers, approximately 450,000 tonnes of high-quality chemical pulp and 2.2 billion board feet of lumber.

$289 MILLION IN NET EARNINGS

Abitibi-Consolidated realized net earnings of $289 million on net sales of $6 billion in 2001 compared to net earnings of $367 million on net sales of $5.7 billion in 2000.
         Earnings per share amounted to $0.66 in 2001 based on an average of 440 million shares outstanding. Earnings per share were $0.96 in 2000 based on an average of 384 million shares outstanding.
        The Company's increase in net sales is mainly attributable to the acquisition of Donohue on April 18, 2000, whereby based on the reverse take over method of accounting, operating results of former Abitibi-Consolidated are included for only eight and a half months in 2000 compared with twelve in 2001.
         The reduction in net earnings resulted mainly from higher depreciation and amortization and financial expenses in 2001 when compared to 2000. The increase in depreciation and amortization cost is due to the Donohue acquisition and write down of $33 million, mainly due to the closure of its Sheldon, Texas thermomechanical pulp mill. The increase in financial expenses is attributable to the additional debt contracted to finance the acquisition of Donohue on April 18, 2000. Following the acquisition of Donohue,the Company established a synergy program aimed at reducing manufacturing, sales, general and administrative expenses, transportation and other costs. As at December 31, 2001 the Company reported that it had achieved annualized cost savings through the synergy program amounting to $294 million. However, these synergy cost reductions were offset by significant increases in fibre and energy costs,market downtime the Company had to take to balance its production and inventory with its order book and the impact of a strong US dollar compared to the Canadian currency when manufacturing costs of the US mills are translated into Canadian dollars.

INCREASED OWNERSHIP IN PAN ASIA PAPER COMPANY
On August 16, 2001, the Company announced it had concluded, jointly with Norske Skog of Norway, the acquisition of the one-third share of Pan Asia Paper Company (Pan Asia) owned by Hansol Paper Co.Pte Ltd.(Hansol) of South Korea,for a total of US$350 million. Abitibi-Consolidated's disbursement totalling US$175 million was financed through existing bank loan facilities and consequently increased its stake in the joint venture from 33.33% to 50%.


Abitibi-Consolidated 2001              31

PRICE MOVEMENTS

The Company implemented two price increases, each of US$50 per tonne, for newsprint in North America in 2000: one on April 1 and another on September
1. In 2001, an additional increase of US$50 per tonne was announced for March
1. This last increase was totally withdrawn by the end of the second quarter and prices continued to decline further in the second half of 2001 to end the year at approximately US$10 per tonne lower than the January 1, 2000 price levels.Newsprint prices in international markets, with the exception of European countries,have followed the same trend during the year.
         Prices for certain grades of value-added groundwood papers followed a trend similar to newsprint with price declines taking place in the latter part of 2001. Northern Bleached Softwood Kraft (NBSK) pulp prices in the United States decreased by US$230 per tonne during the first eight months of 2001 before stabilizing in the last months of the year, after a US$20 per tonne price increase was announced by major producers.

INTEGRATION OF DONOHUE AND SYNERGY ACHIEVEMENTS
In 2000,immediately following the acquisition of Donohue,the entire organization underwent an extensive review. A new senior management team was selected from the best of the former companies and put in place in May 2000.
         The Company set a target of $250 million in synergy cost savings to be achieved through the combination of the two companies. The annualized run rate attained during the fourth quarter of 2001 was $294 million in cost savings including the rationalization program of approximately 400,000 tonnes of high-cost newsprint capacity. This achievement significantly exceeded management's original target, even though the program was negatively affected by significant market conditions and downtime taken at almost all newsprint mills.

HIGH-COST NEWSPRINT CAPACITY RATIONALIZATION PROGRAM
As part of the synergy program, Abitibi-Consolidated announced its intention to permanently remove approximately 400,000 tonnes of high-cost newsprint capacity. As a result, in December 2000, the Company permanently shut down its 130,000 tonne West Tacoma newsprint mill, located in Steilacoom, Washington, and a value-added groundwood paper machine with an annual capacity of 45,000 tonnes at the Kenogami, Quebec mill. The value-added groundwood paper grades, once produced on this machine, are now manufactured at other mills instead of newsprint. To complete the program, on June 15, 2001, the Company also permanently shut down one machine and converted another newsprint machine to value-added groundwood grades at its Kenora, Ontario mill eliminating 180,000 tonnes of capacity.
         In addition, and as part of the Texas modernization program, Abitibi-Consolidated shut down three paper machines at Lufkin: the first paper machine on November 1, 2000, the second on March 4, 2001 and the third machine was shut down on August 13, 2001 to complete the program. On a net basis, the modernization program in Texas removed 110,000 tonnes of annual newsprint capacity.

DIVIDENDS
Dividends paid in 2001 amounted to $176 million compared to $1,726 million in 2000 including the cash portion of the purchase price for the Donohue shares of $1,622 million and $15 million paid to the former Donohue shareholders in the first quarter of 2000. The Board of Directors declared regular dividends of $0.10 per share, or $44 million, in each quarter since the Donohue acquisition.


                                       32              Abitibi-Consolidated 2001

SELECTED INFORMATION
A comparison of the Company's results for the year 2001 with 2000 shows significant changes in all areas. Certain indicators of pro forma financial results are provided to assist the reader in understanding these statements. Pro forma results assume that the Donohue acquisition and related debt issue took place at the beginning of 2000.



----------------------------------------------------------------------------------------
(in millions of dollars, except per share amounts)      2001 ACTUAL      2000 Pro forma
----------------------------------------------------------------------------------------
                                                                  $                   $
Net sales                                                     6,032               6,803
Operating profit                                                984               1,109
Interest expense                                                472                 494
Net earnings                                                    289                 350
Earnings per share                                             0.66                0.80
----------------------------------------------------------------------------------------

         In 2001, net sales decreased to $6 billion compared to pro forma net sales of $6.8billion in the previous year. Operating profit was $984 million or 16.3% of net sales in 2001 compared to pro forma operating profit of $1,109 million or 16.3% of pro forma net sales in 2000.

SUMMARY OF RESULTS FROM OPERATIONS
Net sales reached $6 billion in 2001 compared to $5.7 billion in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to $1,651 million or 27.4% of net sales,compared to $1,515 million, or 26.7% of net sales, in 2000.


----------------------------------------------------------------------------------------
OPERATING PROFIT
----------------------------------------------------------------------------------------
(in millions of dollars)                              2001               2000
----------------------------------------------------------------------------------------
                                                         $                  $
Newsprint                                              613                618
Value-added groundwood papers and market pulp          359                384
Lumber                                                  12                  2
----------------------------------------------------------------------------------------
Total                                                  984              1,004
----------------------------------------------------------------------------------------

         Interest on long-term debt totalled $472 million in 2001 compared to $379 million in 2000. The increase is primarily due to recording interest on long-term debt assumed as a result of the acquisition of Donohue for the full year versus eight months and a half in 2000.
         Other expenses in 2001, includes a gain of $10 million due to a disposal of short-term investment. In December 2000, the Company sold its Chandler, Quebec, newsprint mill and realized a gain of $29 million. As part of the sale, the purchaser agreed not to produce paper which compete with the Company's core grades.
         Other expenses incurred during 2000 include the write-off of the deferred financing fees related to the repayment of the bridge loan used for the acquisition of Donohue and of the former bank loan agreements. Those credit facilities were replaced by US$1.4 billion of long-term debt issued in the US and by bank credit facilities of $1.5 billion. Premiums were also paid for the early repayment of other long-term borrowings.
         Income tax expenses during the year amounted to $143 million or 29% of earnings before taxes and goodwill amortization,compared to $191 million for an effective rate of 32% in 2000. The effective tax rate in 2001 was lower due to the recovery from a reduction in statutory tax rates.


Abitibi-Consolidated 2001              33

DISTRIBUTION OF
NEWSPRINT SALES:

[GRAPHIC 2001]                          [GRAPHIC 2000]
UNITED STATES 55%                       United States 59%
EUROPE 16%                              Europe 14%
CANADA 9%                               Canada 8%
LATIN AMERICA 8%                        Latin America 7%
OTHER COUNTRIES 12%                     Other Countries 12%


NEWSPRINT
Net sales of newsprint were $3,519 million in 2001, compared to $3,438 million in 2000. Operating profit for the same periods was $613 million, or 17.4% of net sales, and $618 million, or 18% of net sales, respectively. The increase in net sales mainly comes from higher average price year over year and weaker Canadian dollar compared with the US currency partly offset by lower sales volume.
         The average mill net for newsprint rose to $790 per tonne in 2001, an increase of 7% over the previous year. The Company's shipments totaled 4,456,000 tonnes compared to 4,667,000 tonnes sold in 2000. The decrease in volume resulted mainly from market related downtime taken at almost all the Company's newsprint mills and permanent shutdown of high costs machines or mill, which occurred at the end of 2000 and during 2001.
         North American newsprint demand decreased by 10.9% in 2001 compared to 2000 as a result of a decline in advertising linage, editorial pages and newspaper circulation. The average North American operating rate was 90% compared with 97% in 2000. According to Pulp & Paper Products Council (PPPC), North American imports declined by 12.2%, while overseas exports also declined by 12%, as the decrease in demand was felt across the globe.
         These weak conditions forced industry prices to decline by approximately US$100 per tonne, or 17%, in North America through the course of 2001.
         Prices in Europe during the 2001 contract year increased approximately 17% when compared with 2000 due in part to weakening European currencies compared to the US dollar.
         Prices in other parts of the world, where consumption was also under pressure, followed approximately the same trend as North American prices.
         Management currently expects demand in North America to remain low until the second part of 2002 when a recovery is expected for both North American and International markets. Production capacity in North America is expected to decrease due to machine closures and conversions to higher value grades. The Company believes that scheduled capacity additions in other parts of the world should not have a significant impact on the market in 2002.
         The Company expects prices in North America to remain under pressure in early 2002, with supply and demand being more balanced in the second half, which coupled with relatively low inventory levels by historical standards, should result in better pricing for newsprint producers once demand improves.
                The Company's newsprint manufacturing costs rose by 4% in 2001 compared to the average manufacturing costs in 2000. Market downtime, increases in fibre and energy costs and the translation, into Canadian dollars, of the US mill's manufacturing costs negatively impacted costs by about 8%.However,the Company's synergy program reduced manufacturing costs by approximately 4% compared to the average costs of 2000, a year which already included some synergy advantages.


                                       34              Abitibi-Consolidated 2001

VALUE-ADDED GROUNDWOOD PAPERS AND MARKET PULP
Net sales of value-added groundwood papers and market pulp were $1,921 million in 2001, compared to $1,601 million in 2000. Operating profit for the same periods was $359 million, or 18.7% of net sales, and $384 million, or 24% of net sales, respectively. The increase in net sales is attributable to additional sales volume mainly due to the Donohue acquisition and the start-up of the Lufkin machine. This additional volume was partly offset by the reduction in pulp transaction prices.
         The average mill net for value-added groundwood papers rose to $984 per tonne in 2001, an increase of 5% over the previous year, due mainly to an increase in transaction prices and the impact of a weakening Canadian dollar compared with the US currency. The Company's shipments of value-added groundwood papers totalled 1,676,000 tonnes in 2001, compared to 1,331,000 tonnes in 2000. Shipments from former Abitibi-Consolidated mills had been accounted for only as of April 18, 2000 explaining the major part of the increase.
         The average mill net for market pulp decreased by 18% to $722 per tonne in 2001. Sales volumes amounted to 376,000 tonnes in 2001, down from 408,000 tonnes in 2000. Temporary shutdowns related to market conditions explain most of the volume reduction. This was partially offset by the inclusion of the shipments from the Fort Frances, Ontario mill for the full year in 2001, against only from April 18 in 2000.
         The Company's manufacturing costs for value-added groundwood papers rose by 4.8% in 2001 compared with the previous year. Start-up of the Lufkin machine, higher costs of fibre and energy, and market downtime have had a significant negative impact on overall costs. On the other hand, achieved synergy cost savings and productivity gains have partly offset these cost increases.


------------------------------------------------------------------------------------
SHIPMENTS OF VALUE-ADDED GROUNDWOOD PAPERS
------------------------------------------------------------------------------------
(in thousands of tonnes)                           2001 ACTUAL       2000 Pro forma
------------------------------------------------------------------------------------
SC, Soft-Nip papers                                       667                   681
Alternative and Equal Offset(TM) & Hi-Brite papers        648                   705
Directory papers                                          150                   220
Specialty papers                                          211                   204
------------------------------------------------------------------------------------
Total                                                   1,676                 1,810
------------------------------------------------------------------------------------


ABICAL(TM) GRADES (SUPERCALENDERED (SC) AND SOFT-NIP)

Demand for SC and Soft-Nip papers declined by approximately 2.9% in 2001 according to the PPPC. This market segment was affected by general economic conditions and reduced retail print advertising. Prices for SCA/SCB remained stable for the first half of the year and declined gradually by approximately US$120 per tonne in the second half. Declining price trends throughout the year followed those of other benchmark grades, notably LWC and newsprint.
         The Company believes that demand will improve over the second half of 2002 resulting from the anticipated recovery in general economic conditions. The recovery should lead to an increase in advertising, which in turn should result into higher magazine page counts, additional distribution of inserts and mailers, and increased numbers of catalogues mailed. Nonetheless, 2002 will be challenging given new SC capacity coming on-line in North America.


Abitibi-Consolidated 2001              35

Distribution of value-added
groundwood papers and
market pulp sales:

[GRAPHIC 2001]                          [GRAPHIC 2000]
UNITED STATES 76%                       United States 75%
CANADA 13%                              Canada 12%
EUROPE 6%                               Europe 6%
OTHER COUNTRIES 5%                      Other Countries 7%


ALTERNATIVE OFFSET(TM), EQUAL OFFSET(TM) AND ABIBRITE(TM) GRADES

Sales of ALTERNATIVE OFFSET(TM) and EQUAL OFFSET(TM) increased by 62,000 tonnes or 32%. Sales of ALTERNATIVE OFFSET(TM) increased by 15,000 tonnes over 2000, and, in its first full year of production, EQUAL OFFSET(TM) increased by 47,000 tonnes. Demand for ABIBRITE(TM) grades was negatively impacted by the economy as well as by substitution to other paper grades. Industry pricing for all grades declined during the year,due to weak economic conditions and soft pricing in benchmark grades,such as uncoated freesheet and newsprint.
         The Company believes that demand for ALTERNATIVE OFFSET(TM) and EQUAL OFFSET(TM) will continue to increase, as more progress is made towards successfully replacing uncoated freesheet in select applications. In 2002, ABIBRITE(TM) grades will be influenced by the potential economic recovery as well as pricing for the benchmark newsprint grades.

ABILITE(TM) GRADES (DIRECTORY)
Demand for directory paper declined in 2001,by approximately 7.5%, due to weaker economic conditions. Shipments of directory paper from Abitibi-Consolidated, however, remained stable compared to 2000. Pricing remained relatively stable with some downward pressure due to pricing in the overall paper markets.The 2002 outlook is positive,and still remains relatively unaffected by inroads from electronic media. The Company expects the market for directory to remain stable in 2002.

MARKET PULP
The market for NBSK pulp fell back to its 1998-1999 levels with North American and Scandinavian (NORSCAN) operating rate finishing the year at 85% compared to 95% in 2000.Consequently, list prices fell from the US$700 per tonne level at the beginning of the year down to approximately US$500 per tonne in December 2001. Despite weak market conditions still prevailing in the latter part of 2001, year end NORSCAN inventories at 1.7 million tonnes were 3% lower than at the end of 2000. The market is expected to remain under pressure in the first half of 2002 and to recover, along with the rest of the economy, in the second half of the year with no major change in production capacity expected.

CHANGE IN CAPACITY
On May 9, 2001, the Company sold its Wayagamack mill in Trois-Rivieres, Quebec. The mill had an annual production capacity of 185,000 tonnes of value-added ground-wood papers.
         In August 2001, Abitibi-Consolidated started up a new paper machine in Lufkin, Texas. The machine will have an annual production capacity of 260,000 tonnes of SC papers once it reaches its normal production level. The start-up curve is ahead of the original schedule. The machine is already producing ABIBRITE(TM) (Mando) and ABICAL(TM) (SNC) grades for customers.


                                       36              Abitibi-Consolidated 2001

DISTRIBUTION OF
LUMBER SALES:

[GRAPHIC 2001]                          [GRAPHIC 2000]
UNITED STATES 51%                       United States 65%
CANADA 49%                              Canada 34%
                                        Other Countries 1%


LUMBER

On April 2, 2001, certain US industry and trade groups filed petitions with the US Department of Commerce (USDOC) and the US International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on Softwood Lumber imported from Canada.
         In response to the petitions,the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there is reasonable indication that an industry in the United States is threatened with material injury by reason of imports from Canada of softwood lumber, that are alleged to be subsidized and sold in the United States at less than fair value. On August 9,2001,the USDOC issued its preliminary affirmative determination that countervailable subsidies are being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the US on or after August 17,2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met.
         On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping case that the Company is selling softwood lumber products in the US below cost or below prices received in Canada and the USDOC imposed a preliminary duty rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met.
         The Company and the other Respondents, including other companies, the Canadian Federal and provincial governments, are participating in the filing of responses to the preliminary countervailing determination of the USITC and USDOC. The Respondents do not agree with the preliminary countervailing determination made by the USITC and USDOC. In accordance with US law and the preliminary determination by the USDOC, the Company has posted bonds to secure the duty assessed in respect of the Company's net sales to the US of softwood lumber from August 17, 2001 to December 15, 2001 in the case of countervailing duty and from November 6, 2001 to December 31, 2001 on the anti-dumping case.
         The final amount and effective date (which under Critical Circumstances could be retroactive to May 19, 2001) of countervailing duties, if any, that may be assessed on imports of softwood lumber from Canadian exporters,including the Company, cannot be determined at this time and will depend on factual and legal determinations yet to be made by the USDOC and USITC and any reviewing courts, NAFTA panels or WTO panels to which those determinations may be appealed.
         For accounting purposes, the Company has provisioned a pre-tax amount of $13 million in its financial statements for the period from August 17, 2001 to December 15, 2001 representing the preliminary countervailing duty rate determined by the USDOC of 19.31%. The Company has not provisioned any amount for the period from May 19, 2001 to August 16, 2001, as management believes that the likelihood of Critical Circumstances is not determinable at this time. Also, the Company has provisioned a pre-tax amount of $5 million in its financial statements for the period from November 6, 2001 to December 31, 2001 representing the preliminary anti-dumping rate determined by the USDOC of 13.64%. Any adjustments to the financial statements resulting from a change in the final countervailing duty or anti-dumping rate or Critical Circumstances rate on countervailing duty will be reflected into the financial statements prospectively.
         Notwithstanding the preliminary rate established in the investigations, the final liability for the assessment of countervailing duties will not be determined until the administrative review process is complete.


Abitibi-Consolidated 2001              37

         Net sales of lumber declined to $592 million in 2001, compared to $638 million in 2000. Operating profit for the periods were $12 million and $2 million respectively. The reduction in net sales comes from lower sales volume due to market conditions.
         The average mill net for lumber decreased to $347 per thousand board feet in 2001, compared to $349 per thousand board feet in 2000. The Company's shipments totalled 1,704 million board feet in 2001,compared to 1,828 million board feet in 2000.
         Lumber prices were higher in 2001 than the previous year, however net sales remained relatively flat due mainly to countervailing duties and anti-dumping provisions taken during the year. Lumber prices increased mainly in the second half of the year,partly from the impact of countervailing duties and anti-dumping charges for lumber shipped to the US, combined with slightly higher US housing starts and production curtailments. Demand in Canada continued to be strong as well, with housing starts remaining healthy. Overseas markets remained difficult throughout the year, particularly in Japan, where the lumber market does not appear to be recovering.
         The Company believes that low US interest rates will help support housing starts in the first half of 2002 and the anticipated general economic recovery should drive housing starts and prices up in the latter part of the year.
         Abitibi-Consolidated's lumber manufacturing costs declined 4% compared to 2000, mainly due to higher wood chips revenue, which is accounted for as a reduction in manufacturing costs.

BUSINESS ACQUISITION
On August 16, 2001, the Company announced it had concluded, jointly with Norske Skog of Norway, the acquisition of the one-third share of Pan Asia owned by Hansol, for a total of US$350 million. The Company's disbursement totalling US$175 million was financed through existing bank loan facilities and consequently increased its stake in the joint venture from 33.33% to 50%.
         On September 4, Abitibi-Consolidated acquired Valley Recycling Works located in Chandler, Arizona for a total of US$15 million. This recycling facility is very well positioned to supply the Company's recycled paper mills in the US Southwest.

CAPITAL EXPENDITURES
The Company spent a total of $468 million in capital expenditures in 2001 compared to $528 million in 2000. Combined capital expenditures of Donohue and Abitibi-Consolidated were $610 million in 2000. Construction payables included in capital expenditures decreased by $34 million in 2001 compared with an increase of $57 million in 2000 mainly due to a reduction of capital projects and the completion of the Lufkin project. Major projects included a new thermo-mechanical pulp (TMP) plant in Kenogami ($3 million in 2001 and $71 million in 2000), and the Sheldon and Lufkin, Texas, modernization programs ($182 million in 2001 and $258 million in 2000). In January 2001,the Company started up the new pulp mill in Kenogami and in August 2001,it completed the Texas modernization program with the start-up of an SC paper machine at Lufkin,Texas.
     The Company intends to limit its capital expenditure program in 2002 to less than $300 million including its share of the Pan Asia joint venture.

FINANCIAL POSITION AND LIQUIDITY
Cash generated from operations totalled $1,037 million, or $2.36 per share in 2001, compared to $1,192 million or $3.11 per share, in 2000. The reduction in cash generated by operating activities was due mainly to the increase of $50 million in operating working capital in 2001 compared to a reduction of $179 million in 2000.


                                       38              Abitibi-Consolidated 2001

         On December 11, 2001 the Company issued US$300 million of notes bearing 6.95% interest maturing in 2006. The net proceeds of the issue were used to repay bank indebtedness. During the year, the Company also renewed its 364-day revolving facilities. At December 31, 2001 the available portion of the revolving facility was $715 million.
         Long-term debt, including the current portion,amounted to $6,058 million as at December 31, 2001 representing a ratio of net debt to capitalization equal to 0.637 compared to $5,592 million for a ratio of 0.634 at December 31, 2000. The increase in long term debt is mainly due to the negative impact of the weakening Canadian dollar on US dollar denominated debt for $354 million and the increase of the Company's interest in Pan Asia for $386 million, partly offset by debt reduction of about $300 million.
         The Company intends to continue to maintain a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.

OTHER SIGNIFICANT EVENTS
Since December 17, 2001, an agent appointed by the Canadian Competition Bureau has been responsible for the sale of the Port-Alfred, Quebec newsprint mill, in accordance with the agreement between the Company and the Bureau. While certain disagreements between the Company and the Bureau as to the interpretation of the agreement are currently before the Courts, the Company remains committed to the sale of the Port-Alfred mill in compliance with its obligations under the agreement.
         On September 19, the Company entered into a partnership agreement with Fortis Inc. that is expected to increase its hydroelectric production capacity in Newfoundland. Additional energy produced will be sold to Newfoundland and Labrador Hydro. Abitibi-Consolidated holds a 49% interest in the partnership.

2000 COMPARED TO 1999
The Company posted net earnings of $367 million in 2000, or $0.96 per diluted common share, compared to $216 million in 1999, or $0.86 per diluted common share. The improvement to net earnings resulted mainly from price increases for newsprint, value-added papers and pulp in 2000 when compared to 1999. Lumber prices however were significantly lower than the previous year. The Company reduced its costs through a synergy program put in place following the acquisition of Donohue. However, these synergy cost reductions were more than offset by significant increases in fibre and energy costs, which represented a major portion of pulp and paper manufacturing costs.
     Net sales totalled $5,677 million in 2000 compared to $2,484 million in 1999. In addition to price variances mentioned in the preceding paragraph, the sales volume increase from 1999 to 2000 was mainly due to the Donohue acquisition.

RISKS AND UNCERTAINTIES

PRICES

Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. A slowdown in the North American and Asian economy in 2001 drove advertising spending down and decreased paper consumption.
     Paper prices are also tied to variances in production capacity. The Company believes that worldwide capacity increases are at historically low levels.
     The Company expects an improvement in the general market environment for newsprint and value-added groundwood papers in the second half of 2002,arising from an economic recovery in North America and in Europe, combined with the absence of significant new capacity of newsprint.


Abitibi-Consolidated 2001              39

FOREIGN EXCHANGE
The Company's exposure to the US dollar is a risk to its business. Approximately 73% of the net revenues and 18% of manufacturing costs are in US dollars. The US dollar exposure may therefore cause volatility in the Company's cash flows and earnings.
         The Company's principal paper markets are outside Canada and exposure to exchange rate risks cannot be avoided. The Company's foreign exchange program includes partial hedging of US dollar cash flows. The Company also borrows most of its long-term debt in US dollars and this debt constitutes an effective partial hedge on future US cash flows.

SOFTWOOD LUMBER DISPUTE
Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted anti-dumping and countervailing duty investigations. Preliminary affirmative determinations have been issued by the US government and duties have been imposed at preliminary rates of 19.31% for countervailing duties and 13.64% for anti-dumping calculated on the net sales of the Company's lumber shipped to the United States. The Canadian and the US governments are still negotiating and continue to aim a settlement in early 2002.
         As a Company with operations in Canada, United States, United
Kingdom and Asia, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.
        On a quarterly basis and based on normal shipment pattern,the after-tax impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents approximately $0.6 million.

FIBRE SUPPLY
Fibre represents the Company's major raw material in the production of lumber, paper and pulp.
         The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it complies with all forest regulations and fully expects to have its supply agreements extended as they come up for renewal.
         The Company's sawmills produce approximately 60% of the internal wood chips required at its Canadian pulp and paper mills. This includes fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices.
         Virgin fibre in the United States is obtained through the Company's private tim-berlands, long-term supply contracts and purchases on the open market.
         The Company also uses recovered paper to produce paper with recycled content. The Company is involved in the recovery of old papers and has contracts with numerous recyclers,waste haulers and brokers in countries where its mills are located.
        The Company believes that the balance of fibre supply between its internal sources and the open market is more than adequate to support its paper production requirements.

ENVIRONMENT
The Company is subject to environmental laws and regulations relating to timber cutting, air emissions, wastewater discharge, waste management and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities and that the only foreseeable major capital expenditure is the rebuild of the effluent treatment system at the Lufkin mill (completion in 2003).


                                       40              Abitibi-Consolidated 2001

         The Company conducts compliance audits, performed by both internal and external auditors, which cover all Company sites over a defined schedule of time.
         The Company has a corporate policy on environmental issues and has also implemented a certification process with its pulp and paper mills and woodlands operations under the International Standards Organization (ISO). The Company plans to obtain ISO 14001 certification for all its operations by the end of 2003.

PRICE AND EXCHANGE RATE SENSITIVITY
The Company's operating profit, net earnings and diluted earnings per share are impacted by fluctuations in selling prices and foreign exchange to the following extent:

2002 SENSITIVITIES
(in millions of Canadian dollars, except per share amounts)
Based on budgeted volumes, prices and exchange rate



----------------------------------------------------------------------------------------------
IMPACT ON
----------------------------------------------------------------------------------------------
                                                           Operating    Net          Earnings
                                                           Profit       Earnings     Per Share
----------------------------------------------------------------------------------------------
                                                           $            $            $
US$25 CHANGE IN TRANSACTION PRICE - PER UNIT
Newsprint(1)                                               181          124           0.28
Value-added groundwood papers(1)                            66           45           0.10
Lumber(2)                                                   67           46           0.10

FOREIGN EXCHANGE (BASED ON 2001 GAAP)
US$0.01 change in relative value to the Canadian dollar     36           21           0.05
----------------------------------------------------------------------------------------------

(1) per tonne
(2) per thousand board feet


OUTLOOK
The Company is a major global low-cost producer and marketer of newsprint, value-added groundwood papers with interests in operations in Canada, the United States, the United Kingdom, South Korea, China and Thailand. It is also one of the major lumber producers in North America.
         After giving effect to machine start-ups, closures and conversions completed in 2001 and adding the increase in Pan Asia's equity, the Company's production capacity, at the beginning of 2002, is as follows:



--------------------------------------------------------------------------------
(in thousands of tonnes, except lumber)
--------------------------------------------------------------------------------
Newsprint                                                5,570
Value-added groundwood papers                            1,889
Market pulp                                                450
Lumber (MBf)                                             2,280
--------------------------------------------------------------------------------

         The Company believes that newsprint markets will firm up in 2002, considering economists' forecast for growth in the US economy during the second half of the year.
         The Company expects the market for value-added groundwood papers to be unbalanced due to increased capacity in SC grades. Prices may be below the 2001 levels in the first half of this year but are expected to improve thereafter.
         Overall market conditions are expected to be difficult in the first half of the year and improve in the latter part. The Company intends to apply free cash flows toward the reduction of long-term debt.


Abitibi-Consolidated 2001              41

2001 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS
(unaudited)
(in millions of Canadian dollars, except as noted)

                                                               1st          2nd         3rd          4th      YEAR
                                                           quarter      quarter     quarter      quarter      2001
---------------------------------------------------------------------------------------------------------------------
                                                           $            $           $            $            $
Net sales                                                  1,720        1,547       1,389        1,376        6,032
---------------------------------------------------------------------------------------------------------------------
Cost of products sold                                      1,163        1,046         979        1,020        4,208
Selling, general and administrative expenses                  43           41          43           46          173
Depreciation and amortization                                154          184         159          170          667
---------------------------------------------------------------------------------------------------------------------
Operating profit                                             360          276         208          140          984

Interest on long-term debt                                   126          111         116          119          472
Other expenses                                                 9           --           8           --           17
---------------------------------------------------------------------------------------------------------------------
Earnings before the following items                          225          165          84           21           495

Income tax expense                                            75           41          23            4           143
Non-controlling interests                                      8            6           6            3            23
---------------------------------------------------------------------------------------------------------------------

Earnings before goodwill amortization                        142          118          55           14           329
Goodwill amortization                                         10           10          10           10            40
---------------------------------------------------------------------------------------------------------------------
Net earnings for the period                                  132          108          45            4           289
=====================================================================================================================
Earnings per share
Before goodwill amortization                                0.32         0.27        0.12         0.04          0.75
Net earnings                                                0.30         0.25        0.10         0.01          0.66
=====================================================================================================================

Weighted average number of common shares
outstanding (in millions)                                    440          440         440          440           440
Common shares outstanding at end of period (in millions)     440          440         440          440           440
=====================================================================================================================

SHIPMENTS
Newsprint (1)                                              1,271        1,088       1,005        1,092         4,456
Value-added groundwood papers and market pulp (1)            545          496         494          517         2,052
Lumber (2)                                                   433          482         391          398         1,704
=====================================================================================================================

(1) in thousands of tonnes
(2) in millions of board feet


                                       42              Abitibi-Consolidated 2001

2000 QUARTERLY FINANCIAL INFORMATION
CONSOLIDATED STATEMENT OF EARNINGS
(unaudited)
(in millions of Canadian dollars, except as noted)

                                                               1st          2nd         3rd          4th      YEAR
                                                           quarter      quarter     quarter      quarter      2000
---------------------------------------------------------------------------------------------------------------------
                                                           $            $           $            $            $
Net sales                                                    656        1,481       1,736        1,804        5,677
---------------------------------------------------------------------------------------------------------------------
Cost of products sold                                        473        1,083       1,203        1,235        3,994
Selling, general and administrative expenses                  16           46          53           53          168
Depreciation and amortization                                 62          137         156          156          511
---------------------------------------------------------------------------------------------------------------------
Operating profit                                             105          215         324          360        1,004

Interest on long-term debt                                    25          104         126          124          379
Other expenses (income)                                        1           (1)         25           (4)          21
---------------------------------------------------------------------------------------------------------------------
Earnings before the following items                           79          112         173          240          604

Income tax expense                                            25           39          52           75          191
Non-controlling interests                                      2            3           4            7           16
---------------------------------------------------------------------------------------------------------------------

Earnings before goodwill amortization                         52           70         117          158          397
Goodwill amortization                                          1            9          10           10           30
---------------------------------------------------------------------------------------------------------------------
Net earnings for the period                                   51           61         107          148          367
======================================================================================================================

Earnings per share
Before goodwill amortization                                0.21         0.17        0.27         0.36         1.03
Net earnings                                                0.20         0.15        0.24         0.33         0.96
======================================================================================================================

Weighted average number of common shares
outstanding (in millions)                                    250          404         440          440          384
Common shares outstanding at end of period (in millions)     250          440         440          440          440
======================================================================================================================

SHIPMENTS
Newsprint (1)                                                593        1,257       1,421        1,396        4,667
Value-added groundwood papers and market pulp (1)            140          463         567          569        1,739
Lumber (2)                                                   411          502         495          420        1,828
======================================================================================================================

(1) in thousands of tonnes
(2) in millions of board feet


Abitibi-Consolidated 2001              43

MANAGEMENT'S REPORT

The consolidated financial statements and all other information in the Annual Report are the responsibility of the Company's management and have been approved by its Board of Directors.

      The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts which are based on best estimates and judgement. Financial information provided elsewhere in the Annual Report is consistent with that shown in the financial statements.

      The integrity of financial statements is supported by an extensive and comprehensive system of internal accounting controls. A team of internal auditors regularly evaluates the Company's accounting systems, policies and procedures and presents its findings to management.

      External and internal auditors have free and independent access to the Audit Committee which is comprised of five non-management members of the Board of Directors. The Audit Committee, which meets regularly throughout the year with members of the financial management and the external and internal auditors, reviews the consolidated financial statements and recommends their approval to the Board of Directors.

      The accompanying consolidated financial statements have been examined by the external auditors, PricewaterhouseCoopers LLP, whose report follows.


(signed)                                        (signed)
John W. Weaver                                  Pierre Rougeau
President and Chief Executive Officer           Senior Vice-President,
                                                Corporate Development and Chief Financial Officer

January 22, 2002                                January 22, 2002
Montreal, Quebec, Canada                        Montreal, Quebec, Canada


                                       44              Abitibi-Consolidated 2001

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

      The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process

      The Registrant has previously filed with the Commission a Form F-X in connection with the Common Shares.

                                    EXHIBITS

      The following exhibits are filed as part of this report:

Exhibit
Number          Title
------          -----
1.              Consent of PricewaterhouseCoopers LLP

                                    SIGNATURE

      Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       ABITIBI-CONSOLIDATED INC.




May 13, 2002                           By: /s/ John Weaver
                                           -------------------------------------
                                           John Weaver
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX


Number          Document
------          --------
1.              Consent of PricewaterhouseCoopers